Filed pursuant to Rule 253(g)(2)

File No. 024-11017

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-A

REGULATION A OFFERING CIRCULAR UNDER THE SECURITIES ACT OF 1933

BrewDog USA Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

96 Gender Rd

Canal Winchester, OH 43110

614-400-3077

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Kendall A. Almerico

Almerico Law – Kendall A. Almerico, P.A.

1440 G Street NW

Washington DC 20005

(202) 370-1333

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

5180	47-4320975
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Circular shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

This Offering Circular is following the offering circular format described in Part II of Form 1-A.

PART II –OFFERING CIRCULAR - FORM 1-A: TIER 2

Dated: April 27, 2020

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

BREWDOG USA INC.

96 Gender Rd

Canal Winchester, OH 43110

614-400-3077

www.BrewDog.com

650,000 Shares of Common Stock at $60.00 per Share

Minimum Investment: 1 Share ($60.00)

Maximum Offering: $39,000,000.00

See The Offering – Page 19 and Securities Being Offered – Page 50 For Further Details

None of the Securities Offered Are Being Sold By Present Security Holders

This Offering Will Commence Upon Qualification of this Offering by the Securities and Exchange Commission and Will Terminate at 11:59 PM Pacific,

November 12, 2020 unless Extended or Terminated Earlier By The Issuer.

THIS OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THIS OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PLEASE REVIEW ALL RISK FACTORS ON PAGES PAGE 12 THROUGH PAGE 28 BEFORE MAKING AN INVESTMENT IN THIS COMPANY. AN INVESTMENT IN THIS COMPANY

SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Because these securities are being offered on a “best efforts” basis, the following disclosures are hereby made:

For investors originated by Dalmore Group, LLC

	Price to Public	Commissions (1)	Proceeds to Company (2)	Proceeds to Other Persons (3)
Per Share	$60.00	$3.90	$56.10	None
Minimum Investment	$60.00	$3.90	$56.10	None
Maximum Offering Remaining 4-27-20 (5)	$38,203,680	$2,485,184	$35,718,496	None

For investors originated by StartEngine Primary

	Price to Public	Commissions (4)	Proceeds to Company (2)	Proceeds to Other Persons (3)
Per Share	$60.00	$4.20	$55.80	None
Minimum Investment	$60.00	$4.20	$55.80	None
Maximum Offering Remaining 4-27-20 (6)	$38,203,680	$2,674,257.60	$35,529,422.40	None

(1) The Company shall pay Dalmore Group, LLC (“Dalmore”)  a broker-dealer services fee equivalent to (i) 5% of capital raised up to the first $10 million raised, (ii) for all capital raised between $10,000,001 and $15,000,000, a fee of 5.5%, (iii) for all capital raised between $15,000,001 and $20,000,000, a fee of 6%, (iv) for all capital raised between $20,000,001 and $25,000,000, a fee of 6.5%, (v) for all capital raised between $25,000,001 and $30,000,000, a fee of 7%, (vi) for all capital raised between $30,000,001 and $35,000,000, a fee of 7.5%, (vii) for all capital raised between $35,000,001 and $39,000,000, a fee of 8%. Dalmore will perform administrative and compliance related functions in connection with this offering, but has not been engaged for underwriting or placement agent services and will not be paid underwriting fees, but will be paid service fees. The top chart reflects the average commission of 6.51% to be paid based upon the sliding scale set out above for “per share” and “minimum investment.” The top chart assumes no investors after April 27, 2020 are originated by StartEngine Primary. See “PLAN OF DISTRIBUTION.”

(2) Does not reflect payment of expenses of this offering, which are estimated to not exceed $75,000.00 and which include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, administrative services other costs of blue sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Shares, but which do not include fees to be paid to the escrow agent and administrative fees paid to Dalmore or technology providers. If the Company engages the services of additional broker-dealers in connection with the offering, their commissions will be an additional expense of the offering. See the “PLAN OF DISTRIBUTION” for details regarding the compensation payable in connection with this offering. This amount represents the proceeds of the offering to the Company, which will be used as set out in “USE OF PROCEEDS TO ISSUER.”

(3) There are no finder’s fees or other fees being paid to third parties from the proceeds, other than those disclosed below. See "PLAN OF DISTRIBUTION."

(4) The Company has engaged StartEngine Primary LLC (“StartEngine”) as a selling group member broker-dealer under a commission sharing agreement with Dalmore. As a result, for investors originated by StartEngine, the Company shall pay Dalmore and StartEngine a broker-dealer services fee equivalent to 7% of capital raised up for investors originated by StartEngine, with 5% of the 7% fee being paid to StartEngine and 2% of the 7% fee being paid to Dalmore. The bottom chart above reflects only investors originated by StartEngine Primary. The totals in the bottom chart illustrate what the total commission paid would be if all investors were originated by StartEngine Primary after April 27, 2020. See “PLAN OF DISTRIBUTION.”

(5) As of the date of this Offering Circular, the company has sold 13,272 shares of Common Stock for $60.00 per share in this Offering. Total commissions through April 27, 2020 are $33,780.60 paid or to be paid to iQ Capital (USA), Inc., which acted as broker-dealer in connection with this offering for shares of Common Stock sold prior to April 27, 2020, and $10,059.00 paid or to be paid to StartEngine for shares of Common Stock sold prior to April 27, 2020. $2,485,184.00 that would be paid to Dalmore, assuming the 636,728 shares that remain available in this offering are all sold by Dalmore and none are sold by StartEngine.

(6) As of the date of this Offering Circular, the company has sold 13,272 shares of Common Stock for $60.00 per share in this Offering. Total commissions through April 27, 2020 are $33,780.60 paid or to be paid to iQ Capital (USA), Inc., which acted as broker-dealer in connection with this offering for shares of Common Stock sold prior to April 27, 2020, and $10,059.00 paid or to be paid to StartEngine for shares of Common Stock sold prior to April 27, 2020 and $2,674,257.60 in total commissions ($1,910,184.00 that would be paid to StartEngine and $764,073.60 that would be paid to Dalmore) assuming the sale of all 636,728 shares that remain available in this offering are all originated by StartEngine.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This offering (the “Offering”) consists of Common Stock (the “Shares” or individually, each a “Share”) that is being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold. The Shares are being offered and sold by BrewDog USA, Inc., a Delaware Corporation (“BrewDog USA” or the “Company”). There are 650,000 Shares being offered at a price of $60.00 per Share with a minimum purchase of one (1) Share per investor. The Shares are being offered on a best efforts basis to an unlimited number of accredited investors and an unlimited number of non-accredited investors only by the Company and through Dalmore Group, LLC. (“Dalmore”), and StartEngine Primary LLC (“StartEngine”) as a member of a selling group, both being broker/dealers registered with the Securities and Exchange Commission (the “SEC”) and members of the Financial Industry Regulatory Authority (“FINRA”). The maximum aggregate amount of the Shares offered is $39,000,000.00 (the “Maximum Offering”). There is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to close.

The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. The offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) at 11:59 PM Pacific, November 12, 2020, unless sooner terminated or extended by the Company’s CEO. Pending each closing, payments for the Shares will be deposited in an escrow account to be held in escrow for the Company. Funds will be promptly refunded without interest, for sales that are not consummated. All funds received by the escrow agent shall be held only in a non-interest bearing bank account. Upon closing under the terms as set out in this Offering Circular, funds will be immediately transferred to the Company where they will be available for use in the operations of the Company’s business in a manner consistent with the “USE OF PROCEEDS TO ISSUER” in this Offering Circular.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

_____________________________________

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE.

_____________________________________

BEFORE INVESTING IN THIS OFFERING, PLEASE REVIEW ALL DOCUMENTS CAREFULLY, ASK ANY QUESTIONS OF THE COMPANY’S MANAGEMENT THAT YOU WOULD LIKE ANSWERED AND CONSULT YOUR OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THIS INVESTMENT.

NASAA UNIFORM LEGEND

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED "BLUE SKY" LAWS).

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_____________________________________

NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

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Forward Looking Statement Disclosure

This Form 1-A, Offering Circular, and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form 1-A, Offering Circular, and any documents incorporated by reference are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form 1-A, Offering Circular, and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form 1-A, Offering Circular, and any documents incorporated by reference, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form 1-A, Offering Circular or any documents incorporated by reference herein speaks only as of the date of this Form 1-A, Offering Circular or any documents incorporated by reference herein. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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About This Form 1-A and Offering Circular

In making an investment decision, you should rely only on the information contained in this Form 1-A and Offering Circular. The Company has not authorized anyone to provide you with information different from that contained in this Form 1-A and Offering Circular. We are offering to sell, and seeking offers to buy the Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form 1-A and Offering Circular is accurate only as of the date of this Form 1-A and Offering Circular, regardless of the time of delivery of this Form 1-A and Offering Circular. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Shares. This Form 1-A and Offering Circular do not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form 1-A and Offering Circular. The Company does not expect to update or otherwise revise this Form 1-A, Offering Circular or other materials supplied herewith. The delivery of this Form 1-A and Offering Circular at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form 1-A and Offering Circular. This Form 1-A and Offering Circular are submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

TABLE OF CONTENTS

OFFERING SUMMARY, PERKS AND RISK FACTORS	9
OFFERING SUMMARY	9
PERKS	9
The Offering	11
Investment Analysis	12
RISK FACTORS	12
DILUTION	28
PLAN OF DISTRIBUTION	29
USE OF PROCEEDS TO ISSUER	32
DESCRIPTION OF BUSINESS	34
DESCRIPTION OF PROPERTY	41
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	41
Results of Operations	42
Liquidity and Capital Resources	43
Plan of Operations	43
Trend Information	44
Off-Balance Sheet Arrangements	44
Critical Accounting Policies	44
Revenue Recognition	45
Additional Company Matters	45
DIRECTORS AND EXECUTIVE OFFICERS	46
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	47
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	49
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	49
SECURITIES BEING OFFERED	50
FUTURE LIQUIDITY	50
DISQUALIFYING EVENTS DISCLOSURE	52
ERISA CONSIDERATIONS	52
INVESTOR ELIGIBILITY STANDARDS	55
SECTION F/S FINANCIAL STATEMENTS	56
SIGNATURES	81
ACKNOWLEDGMENT ADOPTING TYPED SIGNATURES	82

OFFERING SUMMARY, PERKS AND RISK FACTORS

OFFERING SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and/or incorporated by reference in this Offering Circular. For full offering details, please (1) thoroughly review this Form 1-A filed with the Securities and Exchange Commission (2) thoroughly review this Offering Circular and (3) thoroughly review any attached documents to or documents referenced in, this Form 1-A and Offering Circular.

Type of Stock Offering:	Common Stock
Price Per Share:	$60.00
Minimum Investment:	$60.00 per investor (1 Share of Common Stock)
Maximum Offering:	$39,000,000.00. The Company will not accept investments greater than the Maximum Offering amount.
Maximum Shares Offered:	650,000 Shares of Common Stock
Use of Proceeds:	See the description in section entitled “USE OF PROCEEDS TO ISSUER” on page 32 herein.
Voting Rights:	The Shares have full voting rights.
Length of Offering:

Shares will be offered on a continuous basis until either (1) the maximum number of Shares are sold; (2) at 11:59 PM Pacific, November 12, 2020, (3) if Company in its sole discretion extends the offering, or (4) the Company in its sole discretion withdraws this Offering.

PERKS

The Company will provide the following perquisites* (“perks”) to investors in this offering, in addition to the Shares purchased, at each level of investment defined below, after a subscription for investment is accepted and after Shares are issued to the investor:

For an investment of $60 or more, in addition to the Shares of Common Stock you purchase, you will receive:

•5% discount in BrewDog bars worldwide1

•10% discount off our U.S. online shop1

•10% discount off standard rates at The DogHouse Hotel1

•A free tour of BrewDog plc’s Ellon brewery2

•A free tour of BrewDog USA’s Columbus brewery2

•An invitation +1 to our U.S. AGM (Annual General Mayhem) in Columbus, Ohio1 2

•A free draft BrewDog beer on your birthday, redeemable at any BrewDog bar worldwide, and

•One can of Drink Differently, a barrel aged stout blended from beer brewed in both Ellon and Columbus, aged in Scottish whiskey and American bourbon barrels. A Non-Alcoholic version will be created and distributed where alcohol cannot be shipped.

For an investment of $300 or more, in addition to the Shares of Common Stock you purchase, you will receive:

•Everything at the $60 level,

•A custom BrewDog hoodie, and

•A custom BrewDog metal sign.

For an investment of $600 or more, in addition to the Shares of Common Stock you purchase, you will receive:

•Everything at the $60 and $300 levels,

•Upgraded 10% discount in BrewDog bars worldwide1,

•Upgraded 20% discount off our U.S. online shop1, and

•A 6-pack of Drink Differently (Alcoholic, Non-Alcoholic, or mixed)

For an investment of $1,200 or more, in addition to the Shares of Common Stock you purchase, you will receive:

•Everything at the $60, $300 and $600 levels,

•1 night at the DogHouse plus an in-room beer school, and

•Free online shipping for 1-year with a $50 minimum purchase.

For an investment of $3,600 or more, in addition to the Shares of Common Stock you purchase, you will receive:

•Everything at the $60, $300, $600 and $1,200 levels,

•An Elvis Juice disco ball, and

•Happy Hour on us: a $500 Malt Bill at a BrewDog USA bar2.

For an investment of $6,000 or more, in addition to the Shares of Common Stock you purchase, you will receive:

•Everything at the $60, $300, $600, $1,200 and $3,600 levels,

•1-night at a DogHouse Kennel Lodge and 2 DogHouse robes, and

•A custom BrewDog beer cooler.

For an investment of $8,400 or more, in addition to the Shares of Common Stock you purchase, you will receive:

•Everything at the $60, $300, $600, $1,200, $3,600 and $6,000 levels,

•Three bottles of a limited-edition barrel aged Overworks sour with custom glassware, and

•A BrewDog light-up bar sign.

For an investment of $12,000 or more, in addition to the Shares of Common Stock you purchase, you will receive:

•Everything at the $60, $300, $600, $1,200, $3,600, $6,000 and $8,400 levels,

•One bottle of Tactical Nuclear Penguin re-brewed in the USA, and

•A 4-hour private event at a BrewDog USA bar2.

For an investment of $24,000 or more, in addition to the Shares of Common Stock you purchase, you will receive:

•Everything at the $60, $300, $600, $1,200, $3,600, $6,000, $8,400 and $12,000 levels, and

•A bourbon barrel selection and barrel aged beer experience2 OR a BrewDog Distilling Co. experience2.

For an investment of $45,000 or more, in addition to the Shares of Common Stock you purchase, you will receive:

•Everything at the $60, $300, $600, $1,200, $3,600, $6,000, $8,400, $12,000 level, and

•A bourbon barrel selection and barrel aged beer experience2, AND

•A BrewDog Distilling Co. experience2.

1All discounts are not cumulative from previous investments or cumulative from level to level

2Travel expense is not included in any of the perks above.

3Access to the booking window 5 days earlier than the public (i.e. we book 180 days out but for this perk would allow bookings 185 days out)

The Offering

Common Stock Outstanding (1)(2)	6,508,246 Shares
Common Stock in this Offering	650,000 Shares
Stock to be outstanding after the offering (3)	7,158,246 Shares

(1) All Shares of Common Stock are held by BrewDog plc, investors from our two previous Regulation A offerings, and others as set out in the Capitalization Table herein.

(2) There is only one class of stock in the Company at present – Common Stock.

(3) The total number of Shares of Common Stock assumes that the maximum number of Shares are sold in this offering.

The Company may not be able to sell the Maximum Offering Amount. The Company will conduct one or more closings on a rolling basis as funds are received from investors. Funds tendered by investors will be kept in an escrow account until the next closing after they are received by the escrow agent. At each closing, with respect to subscriptions accepted by the Company, funds held in escrow will be distributed to the Company, and the associated Shares will be issued to the investors that purchased such Shares. Investors may not withdraw their Shares from escrow unless the offering is terminated without a closing having occurred.

The net proceeds of the Offering will be the gross proceeds of the Shares sold minus the expenses of the offering.

We are not listed on any trading market or stock exchange, and our ability to list our stock in the future is uncertain. Investors should not assume that the Offered Shares will be listed. A public trading market for the shares may not develop.

Investment Analysis

The Company believes that it has strong economic prospects by virtue of the following dynamics of the industry, the success of BrewDog plc in the United Kingdom and elsewhere, and other reasons:

1.Management believes that the trends for growth in the craft brewery industry in the United States are favorable.

2. The demand for quality craft beer in the United States is expected to grow, creating an opportunity for the Company as it is already ahead of many competitors based upon its success in the United Kingdom and elsewhere.

3. Management believes that the high quality of its craft beer, its knowledge of running a craft brewery and operating its brew pubs and bars through BrewDog plc, and its experience in marketing its craft beers and brand will position BrewDog USA Inc. for profitable operations and will create new market opportunities in the United States.

Despite Management’s beliefs, there is no assurance that BrewDog USA Inc. will be profitable, or that management’s opinion of the industry’s favorable dynamics will not be outweighed in the future by unanticipated losses, adverse regulatory developments and other risks. Investors should carefully consider the various risk factors below before investing in the Shares. In particular, while the Company and its management are hopeful that the long-term effects will eventually be minimized from the coronavirus pandemic and the related economic issues that have affected both the U.S. and the global economy and the Company, neither Management nor the Company can offer any assurance that what they believe to be the long term favorable conditions will not be outweighed by the occurrence, the past problems and future unknown problems and issues caused by the coronavirus pandemic.

RISK FACTORS

The purchase of the Company’s Common Stock involves substantial risks. You should carefully consider the following risk factors in addition to any other risks associated with this investment. The Shares offered by the Company constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed do not necessarily comprise all those associated with an investment in the Shares and are not set out in any particular order of priority. Additional risks and uncertainties may also have an adverse effect on the Company’s business and your investment in the Shares. An investment in the Company may not be suitable for all recipients of this Offering Circular. You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should consider carefully whether an investment in the Company is suitable in the light of your personal circumstances and the financial resources available to you.

The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company’s business, please be advised that the Company’s actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results may differ from the Company’s current expectations.

Before investing, you should carefully read and carefully consider the following risk factors:

Risks Relating to the Company and Its Business

The Company, And Its Majority Shareholder/Parent Company Have Both Been Substantially Affected By The Coronavirus Pandemic

In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. We face uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business. The overall and long term impacts of the outbreak are unknown and evolving.

This pandemic has already adversely affected our business and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The effects of such a widespread infectious disease and epidemic has already caused, and may continue to cause or may cause in the future an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company long term.

At the time of this filing, many restaurants, bars and hotels in the United States and in most countries are closed. These closures have significantly affected out business in numerous ways, including a reduction in revenues and in staff. The same has occurred to BrewDog plc, our majority shareholder and parent company, upon whom we rely for economic and other assistance. As this filing is being made, there is uncertainty as to if, or when, our restaurants, bars and hotels and those of others will reopen and the same uncertainty applies to BrewDog plc.  There is also uncertainly as to what long-term restrictions or other effects will occur in the restaurant, bar and hotel business, as well as to our brewing operations in general. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future.

All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the long-term business of the Company and BrewDog plc, and your investment.

The Company Has Limited Operating History

The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, shareholders may lose all or a substantial part of their investment. There is no guarantee that it will ever realize any significant operating revenues or that its operations will ever be profitable.

The Company Is Dependent Upon Its Management, Founders, Key Personnel and Consultants to Execute the Business Plan, And Many Of Them Will Have Concurrent Responsibilities At Other Businesses Such As BrewDog plc

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers as well as other key personnel and consultants. Many of them will have concurrent responsibilities at other entities such as BrewDog plc. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the industries in which the Company participates is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Although Dependent Upon Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies On Any Such People

The Company is dependent upon management in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or founders die or become disabled, the Company will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company Is Subject To Income Taxes As Well As Non-Income Based Taxes, Such As Payroll, Sales, Use, Value-Added, Net Worth, Property And Goods And Services Taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our consolidated financial position and results of operations in the period or periods for which determination is made.

The Company Is Not Subject To Sarbanes-Oxley Regulations And Lack The Financial Controls And Safeguards Required Of Public Companies.

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company Has Engaged In Certain Transactions With Related Persons.

Please see the section of this Offering Circular entitled “Interest of Management and Others in Certain Related-Party Transactions and Agreements”

Changes In Employment Laws Or Regulation Could Harm The Company’s Performance.

Various federal and state labor laws govern the Company’s relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company’s Bank Accounts Will Not Be Fully Insured

The Company’s regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company’s banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company’s Business Plan Is Speculative

The Company’s present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

The Company Faces Significant Competition in the United States

The Company will face significant competition in the United States craft brew marketplace.  According to the Brewers Association, a not-for-profit trade association dedicated to small and independent

American brewers, in November 2016, U.S. craft brewery count passed the mark of 5,200 brewers in the country. As of late 2016, 17 states had more than 100 breweries each. Ohio, the state where our present U.S. operations are located, had 177 total craft breweries. Competition in the brewpub, microbrewery and bar market is also significant.

A Disruption In Brewing Activities Could Have A Material Adverse Effect

A prolonged disruption to brewing activities (e.g., due to fire, industrial action or any other cause) at its brewing site could have a material adverse effect on the Company’s ability to brew its products. This could have a material adverse effect on the Company’s consolidated financial results and on your investment.

The Brew Pubs Could Have Licensing, Legal or Regulatory Problems

Some or all of the Brew Pubs could lose their licenses to sell alcoholic beverages or have their hours of operation curtailed as a result of hearings of the licensing boards in jurisdictions where they are located or as a result of any changes in legislation governing licensed premises in the various jurisdictions in which Brew Pubs are located or may be located, with a material adverse effect on the Company’s consolidated financial results and on your investment.

The Cost of Establishing and Operating The Brew Pubs May Be Higher Than Expected

The costs of establishing and operating the Brew Pubs may be higher than expected. Although management of BrewDog plc has undertaken projections and opened similar sized licensed premises in cities outside the U.S. in the past and has made such information available to the Company, costs may be greater in the U.S. locations and may increase as a result of economic or other factors beyond the Company’s control, with a resulting material adverse effect on the Company’s consolidated financial results and on your investment.

The Company Will Likely Incur Debt

The Company expects to incur debt secured by the land and/or the assets of its brewery, and it may incur debt (including secured debt) in connection with opening and/or operating Brew Pubs.  Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The Company May Have Obligations Under a Line of Credit

BrewDog plc will as necessary extend a line of credit to the Company to be drawn as needed to build and equip the U.S. brewery and to cover operating losses until the Company becomes cash flow positive.  The Company intends to reduce reliance on this line of credit with debt from banks or lenders, secured by liens on the land, brewery building, and equipment.  The Company expects to evaluate such loan or credit options during or following the closing of this Offering. Complying with obligations under the line of credit or the loans may have a material adverse effect on the Company, the Company’s consolidated financial results and on your investment.

The Company’s Expenses Could Increase Without a Corresponding Increase in Revenues

The Company’s operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company’s consolidated financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

The Company Will Be Reliant On Key Suppliers

The Company intends to enter into agreements with key suppliers and will be reliant on positive and continuing relationships with such suppliers. Termination of those agreements, variations in their terms or the failure of a key supplier to comply with its obligations under these agreements (including if a key supplier were to become insolvent) could have a material adverse effect on the Company’s consolidated financial results and on your investment.

Increased Costs Could Affect The Company

An increase in the cost of raw materials or energy could affect the Company’s profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials used by the Company.  The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs.  The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Inability to Maintain and Enhance Product Image

It is important that the Company maintains and enhances the image of its existing and new products. The image and reputation of the Company’s products may be impacted for various reasons including litigation, complaints from regulatory bodies resulting from quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to the Company’s image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against the Company if no reimbursement is made. The Company may become subject to product liability lawsuits from customers alleging injury because of a purported defect in products or sold by the Company, claiming substantial damages and demanding payments from the Company. The Company is in the chain of title when it manufactures, supplies or distributes products, and therefore is subject to the risk of being held legally responsible for them. These claims may not be covered by the Company’s insurance policies. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company’s business, results of operations, and financial condition. Any negative publicity generated as a result of customer complaints about the Company’s products could damage the Company’s reputation and diminish the value of the Company’s brand, which could have a material adverse effect on the Company’s business, results of operations, and financial condition, as well as your investment. Deterioration in the Company’s brand equity (brand image, reputation and product quality) may have a material adverse effect on its consolidated financial results as well as your investment.

If The Company Does Not Enter Into An Agreement With BrewDog Plc To License Or Otherwise Have Rights To Use Their Intellectual Property, It Would Significantly Decrease Our Opportunities For Success

Because our parent company BrewDog plc or others related to our parent company own all intellectual property rights related to our business (including to the trademarks we will use), we are reliant on entering into an agreement with our parent company or others to have the rights to use such intellectual property in our business operations, and have not yet done so.  If such an agreement is not entered into, or if such an agreement was entered into and then terminated or we were otherwise unable to fulfill our obligations under such an agreement, it would significantly decrease our opportunities for success and could have a material adverse effect on your investment.

If We Are Unable To Protect Effectively Our Intellectual Property, We May Not Be Able To Operate Our Business, Which Would Impair Our Ability To Compete

Should we choose to obtain and maintain intellectual property on our own, rather than through an agreement with BrewDog plc, our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of Company brands (whether owned by the Company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company’s consolidated financial results as well as your investment.

Computer, Website or Information System Breakdown Could Affect The Company’s Business

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company’s ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company’s consolidated financial results as well as your investment.

Changes In The Economy Could Have a Detrimental Impact On The Company

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company’s revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers’ confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company’s consolidated financial results and on your investment.

Volatility of Agricultural Commodities

The Company uses agricultural commodities in the manufacturing of its beer. Commodity markets are volatile and unexpected changes in commodity prices can reduce the Company’s profit margin and make budgeting difficult. Many factors can affect commodity prices, including but not limited to political and regulatory changes, weather, seasonal variations, technology and market conditions. Some of the commodities used by the Company are key ingredients in its beer and may not be easily substituted. In particular, the Company uses large quantities of hops and may be reliant on a single supply contract, or only a small number of suppliers, for this ingredient. Any of such events or occurrences could have a material adverse effect on the Company’s consolidated financial results and on your investment.

Regulatory and Legal Hurdles

The operation of a brewery, wholesale and retail distribution of beer, and operation of Brew Pubs will each be subject to obtaining a liquor license or other licensure in the states in which such operations take place. An unanticipated delay or unexpected costs in obtaining or renewing such licenses, or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the Company’s business plan and consolidated financial results and on your investment.

Government and Other Campaigns and Laws Could Reduce Demand

Government-sponsored campaigns and campaigns by other third parties against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drunk driving laws and other laws may reduce demand for the Company’s products and any change in the brewing legislation and other legislation could have an impact upon present and future products which the Company may produce, which could have a material adverse effect on the Company’s financial results and on your investment.

The Amount Of Capital The Company Is Attempting To Raise In This Offering Is Not Enough To Sustain The Company's Current Business Plan

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

Additional Financing May Be Necessary For The Implementation Of Our Growth Strategy

The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing shareholders and may reduce the price of our Shares.

Our Employees, Executive Officers, Directors And Insider Shareholders Beneficially Own Or Control A Substantial Portion Of Our Outstanding Shares

Our employees, executive officers, directors and insider shareholders beneficially own or control a substantial portion of our outstanding type of stock, which may limit your ability and the ability of our other shareholders, whether acting alone or together, to propose or direct the management or overall direction of our Company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for his Shares. The majority of our currently outstanding Shares of stock is beneficially owned and controlled by a group of insiders, including our employees, directors, executive officers and inside shareholders. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors and the approval of actions for which the approval of our shareholders is required. If you acquire our Shares, you will have no effective voice in the management of our Company. Such concentrated control of our Company may adversely affect the price of our Shares. Our principal shareholders may be able to control matters requiring approval by our shareholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for our shareholders to receive a premium for their Shares in the event that we merge with a third party or enter into different transactions, which require shareholder approval. These provisions could also limit the price that investors might be willing to pay in the future for our Shares.

Our Operating Plan Relies In Large Part Upon Assumptions And Analyses Developed By The Company. If These Assumptions Or Analyses Prove To Be Incorrect, The Company’s Actual Operating Results May Be Materially Different From Our Forecasted Results

Whether actual operating results and business developments will be consistent with the Company’s expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company’s control, including, but not limited to:

•whether the Company can obtain sufficient capital to sustain and grow its business

•our ability to manage the Company’s growth

•whether the Company can manage relationships with key vendors and advertisers

•demand for the Company’s products and services

•the timing and costs of new and existing marketing and promotional efforts

•competition

•the Company’s ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel

•the overall strength and stability of domestic and international economies

•consumer spending habits

Unfavorable changes in any of these or other factors, most of which are beyond the Company’s control, could materially and adversely affect its business, consolidated results of operations and consolidated financial condition.

To Date, The Company Has Had Operating Losses And May Not Be Initially Profitable For At Least The Foreseeable Future, And Cannot Accurately Predict When It Might Become Profitable

The Company has been operating at a loss since the Company's inception, and the Company expects to continue to incur losses for the foreseeable future. Further, the Company may not be able to generate significant revenues in the future. In addition, the Company expects to incur substantial operating expenses in order to fund the expansion of the Company's business. As a result, the Company expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

The Company May Be Unable To Manage Their Growth Or Implement Their Expansion Strategy

The Company may not be able to expand the Company's product and service offerings, the Company's markets, or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's consolidated financial condition and consolidated results of operations could be materially and adversely affected.

The Company Relies Upon Trade Secret Protection To Protect Its Intellectual Property; It May Be Difficult And Costly To Protect The Company's Proprietary Rights And The Company May Not Be Able To Ensure Their Protection

The Company currently relies on trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's proprietary rights could result in significant litigation costs, and any failure to adequately protect the Company's proprietary rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect the Company's future operating results.

The Company's Business Model Is Evolving

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products to potential users who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

The Company Needs to Increase Brand Awareness

Due to a variety of factors, the Company's opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning the Company's brand, products and services will depend largely on the effectiveness of the Company's marketing efforts. Therefore, the Company may need to increase the Company's financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the Company's brand name or if the Company incurs significant expenses promoting and maintaining the Company's brand name, it would have a material adverse effect on the Company's consolidated results of operations.

The Company Faces Competition In The Company's Markets From A Number Of Large And Small Companies, Some Of Which Have Greater Financial, Research And Development, Production And Other Resources Than Does The Company

In many cases, the Company’s competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it would have a material adverse effect on the Company's consolidated results of operations.

A Data Security Breach Could Expose The Company To Liability And Protracted And Costly Litigation, And Could Adversely Affect The Company's Reputation And Operating Revenues

To the extent that the Company's activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company Depends On Third-Party Providers For A Reliable Internet Infrastructure And The Failure Of These Third Parties, Or The Internet In General, For Any Reason Would Significantly Impair The Company's Ability To Conduct Its Business

The Company will outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's Employees May Engage In Misconduct Or Improper Activities

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to the Company's reputation.

Limitation On Director Liability

The Company may provide for the indemnification of directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Relating to This Offering and Investment

The Company May Undertake Additional Equity or Debt Financing That May Dilute The Shares In This Offering

The Company may undertake further equity or debt financing, which may be dilutive to existing shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and also reducing the value of Shares subscribed for under this Offering.

An Investment In The Shares Is Speculative And There Can Be No Assurance Of Any Return On Any Such Investment

An investment in the Company’s Shares is speculative, and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Shares Are Offered On A “Best Efforts” Basis And The Company May Not Raise The Maximum Amount Being Offered

Since the Company is offering the Shares on a “best efforts” basis, there is no assurance that the Company will sell enough Shares to meet its capital needs. If you purchase Shares in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use Of Proceeds To Issuer which the Company has outlined in this Offering Circular or to meet the Company’s working capital needs.

If The Maximum Offering Is Not Raised, It May Increase The Amount Of Long-Term Debt Or The Amount Of Additional Equity It Needs To Raise

There is no assurance that the maximum amount of Shares in this offering will be sold. If the maximum Offering amount is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations. Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our shareholders. Increasing the amount of additional equity that we will have to seek in the future will further dilute those investors participating in this Offering.

Investor Funds Will Not Accrue Interest While In Escrow Prior To Closing

All funds delivered in connection with subscriptions for the securities will be held in a non-interest bearing escrow account until a closing of the Offering, if any. If we fail to close prior to the termination date, investor subscriptions will be returned without interest or deduction. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering.

We Have Not Paid Dividends In The Past And Do Not Expect To Pay Dividends In The Future, So Any Return On Investment May Be Limited To The Value Of Our Shares

We have never paid cash dividends on our Shares and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Shares will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If we do not pay dividends, our Shares may be less valuable because a return on your investment will only occur if its stock price appreciates.

The Company May Not Be Able To Obtain Additional Financing

Even if the Company is successful in selling the maximum number of Shares in the Offering, the Company may require additional funds to continue and grow its business. The Company may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force the Company to delay its plans for growth and implementation of its strategy which could seriously harm its business, financial condition and results of operations. If the Company needs additional funds, the Company may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to the Company’s current shareholders and to you if you invest in this Offering.

The Offering Price Has Been Arbitrarily Determined

The offering price of the Shares has been arbitrarily established by the Company based upon its present and anticipated financing needs and bears no relationship to the Company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the Shares may not be indicative of the value of the Shares or the Company, now or in the future.

The Management Of The Company Has Broad Discretion In Application of Proceeds

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

An Investment in the Company's Shares Could Result In A Loss of Your Entire Investment

An investment in the Company's Shares offered in this Offering involves a high degree of risk and you should not purchase the Shares if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There Is No Assurance The Company Will Be Able To Pay Distributions To Shareholders

While the Company may choose to pay distributions at some point in the future to its shareholders, there can be no assurance that cash flow and profits will allow such distributions to ever be made.

There is No Public Trading Market for the Company's Shares

At present, there is no active trading market for the Company’s securities and the Company cannot assure that a trading market will develop. The Company’s Common Stock has no trading symbol. In order to obtain a trading symbol and authorization to have the Company’s securities trade publicly, the Company must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority (“FINRA”) of which there is no assurance, before active trading of the Company’s securities could commence. If the Company’s securities ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD’s automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of the Shares and the Company’s securities may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors’ Shares may be registered on a Form S-1 Registration Statement with the Securities and Exchange Commission in the future, there is absolutely no assurance that Shares could be sold under Rule 144 or otherwise until the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company’s business, financial and management information reporting, and applicable holding periods have been satisfied.

Should Our Securities Become Quoted On A Public Market, Sales Of A Substantial Number Of Shares Of Our Type Of Stock May Cause The Price Of Our Type Of Stock To Decline

Should a market develop and our shareholders sell substantial amounts of our Shares in the public market, Shares sold may cause the price to decrease below the current offering price. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that we deem reasonable or appropriate.

The Company Has Made Assumptions In Its Projections and In Forward-Looking Statements That May Not Be Accurate

The discussions and information in this Offering Circular may contain both historical and “forward-looking statements” which can be identified by the use of forward-looking terminology including the terms “believes,” “anticipates,” “continues,” “expects,” “intends,” “may,” “will,” “would,” “should,” or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering Circular, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company’s business, please be advised that the Company’s actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company’s operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering Circular or in other reports issued by us or by third-party publishers.

You Should Be Aware Of The Long-Term Nature Of This Investment

There is not now, and likely will not be, a public market, for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the Securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

Neither The Offering Nor The Securities Have Been Registered Under Federal Or State Securities Laws, Leading To An Absence Of Certain Regulation Applicable To The Company

The Company also has relied on exemptions from securities registration requirements under applicable state and federal securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Shares In This Offering Have No Protective Provisions.

The Shares in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a Shareholder in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the Offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction.

You Will Not Have Significant Influence On The Management Of The Company

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a very limited ability, if at all, to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or by managers of the Company. Accordingly, no person should purchase Shares unless he or she is willing to entrust all aspects of management to the Company.

Changes In Tax And Accounting Laws and Regulations May Affect The Company

Changes in state, federal and international tax laws could have an effect on the Company. For example, on December 22, 2017, the President of the United States signed into legislation The Tax Cuts and Jobs Act (“TCJA”) which changed existing U.S. tax law and included numerous provisions that may affect our business, including our income tax accounting, disclosure and tax compliance. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, and allows for the expensing of capital expenditures. The impact of this tax reform on holders of our Shares is uncertain and could be adverse. Additionally, the Financial Accounting Standards Board (“FASB”) has issued recent new revenue recognition standards principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The impact of these reforms on holders of our Shares could be adverse. Changes in tax and accounting laws, rules, standards, and regulations are unpredictable, and in some cases could have a material adverse effect on the Company, and as a result, on your investment.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form 1-A, Offering Circular and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

DILUTION

The term "dilution" refers to the reduction (as a percentage of the aggregate Shares outstanding) that occurs for any given share of stock when additional Shares are issued. If all of the Shares in this offering are fully subscribed and sold, the Shares offered herein will constitute approximately 9.08% of the total Shares of stock of the Company. The Company anticipates that subsequent to this offering the Company may require additional capital and such capital may take the form of Common Stock, other stock or securities or debt convertible into stock. Such future fund raising will further dilute the percentage ownership of the Shares sold herein in the Company.

If you invest in our Common Stock, your interest will be diluted immediately to the extent of the difference between the offering price per share of our Common Stock and the pro forma net tangible book value per share of our Common Stock after this offering. As of June 30, 2019, the net tangible book value of the Company was approximately ($1,472,840). Based on the number of Shares of Common Stock

(6,508,246) issued and outstanding as of the date of this Offering Circular, that equates to a net tangible book value of approximately ($0.23) per share of Common Stock on a pro forma basis. Net tangible book value per share consists of shareholders’ equity adjusted for the retained earnings (deficit), divided by the total number of Shares of Common Stock outstanding. The pro forma net tangible book value, assuming full subscription in this Offering, would be $5.24 per share of Common Stock.

Thus, if the Offering is fully subscribed, the net tangible book value per share of Common Stock owned by our current shareholders will have immediately increased by approximately $5.47 without any additional investment on their part and the net tangible book value per Share for new investors will be immediately diluted to $54.76 per Share. These calculations do not include the costs of the offering, and such expenses will cause further dilution.

The following table illustrates this per Share dilution:

Offering price per Share*	$60.00
Net Tangible Book Value per Share before Offering (based on 6,508,246 Shares)	($0.23)
Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 650,000 Shares)	$5.47
Net Tangible Book Value per Share after Offering (based on 7,158,246 Shares)	$5.24
Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$54.76
*Before deduction of offering expenses

There is no material disparity between the price of the Shares in this Offering and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire. The Company’s operations to date have been funded by BrewDog plc and previous Regulation A offerings. Total funding provided during  2018 amounted to $10,368,511 and through December 31, 2019 was $3,549,915.

PLAN OF DISTRIBUTION

We are offering a Maximum Offering of up to $39,000,000 in Shares of our Common Stock. The offering is being conducted on a best-efforts basis without any minimum number of shares or amount of proceeds required to be sold. There is no minimum subscription amount required (other than a per investor minimum purchase) to break escrow and distribute funds to the Company. The Company will not initially sell the Shares through commissioned broker-dealers, but may do so after the commencement of the offering. Any such arrangement will add to our expenses in connection with the offering. If we engage one or more commissioned sales agents or underwriters, we will supplement this Form 1-A to describe the arrangement. The Company will undertake one or more closings on a rolling basis as funds are received from investors. Funds tendered by investors will be kept in an escrow account until the next closing after they are received by the escrow agent. The Company expects to hold closings when material funds are held in the escrow account. The Company will take a number of considerations into account when determining when to hold a closing. Such considerations will include the amount of funds raised in the Offering prior to such closing, the feedback received from market participants regarding their interest in participating in the Offering and the impact that a closing would have on the continuation of the Offering. Furthermore, the Company anticipates that closings will be held such that no cleared investor funds will remain in escrow for more than approximately 30 business days. At each closing, funds held in escrow will be distributed to the Company, and the associated Shares will be issued to the investors in such Shares. All subscribers will be instructed by the Company or its agents to transfer funds by wire, credit or debit cards or ACH transfer directly to the escrow account established for this Offering or deliver checks made payable to “Prime Trust, LLC as Escrow Agent for Investors in BrewDog USA, Inc. Securities Offering” which the escrow agent shall deposit into such escrow account and release to the Company at each closing. Except as stated above, subscribers have no right to a return of their funds unless no closings have occurred by the termination date of the Offering, in which event investor funds held in escrow will promptly be refunded to each investor without interest. The Company may terminate the offering at any time for any reason at its sole discretion, and may extend the Offering past the termination date in the absolutely discretion of the Company and in accordance with the rules and provisions of Regulation A of the JOBS Act.

None of the Shares being sold in this offering are being sold by existing securities holders. All of the Common Stock was authorized as of February 19, 2016 and issued by the Company.

After the Offering Statement has been qualified by the Securities and Exchange Commission (the “SEC”), the Company will accept tenders of funds to purchase the Shares. The Company intends to engage Prime Trust, LLC as escrow agent and the escrow agreement will be filed as Exhibit 1A-8 to this Form 1-A of which this Preliminary Offering Circular is a part.

We initially will use our existing website, http://www.brewdog.com/, to provide notification of the Offering. Persons who desire information will be directed to either www.EquityForPunksUSA.com, www.brewdog.com/usa/equityforpunks or a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts. This Preliminary Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the above-referenced websites.

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth, as described in the subscription agreement.

The Company has engaged Dalmore, a broker-dealer registered with the SEC and member of the Financial Industry Regulatory Authority (“FINRA”), to perform the following administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services:

1.Accept investor data from the Company, generally via the FundAmerica LLC software system or another system from a similar technology provider, but also via other means as may be established by mutual agreement;

2.Review and process information from potential investors, including but not limited to running reasonable background checks for anti-money laundering ("AML"), IRS tax fraud identification and USA PATRIOT Act purposes, and gather and review responses to customer identification information;

3.Review subscription agreements received from prospective investors to confirm they are complete;

4.Contact the Company and/or the Company's agents, if needed, to gather additional information or clarification from prospective investors;

5.Provide the Company with prompt notice about inconsistent, incorrect or otherwise flagged (e.g. for underage or AML reasons) subscriptions;

6.Transmit data to the Company's transfer agent in the form of book-entry data for maintaining the Company's responsibilities for managing investors (investor relationship management, aka “IRM”) and record keeping;

7.Keep investor details and data confidential and not disclose to any third party except as required by regulators or by law (e.g. as needed for AML); and

9.Comply with any required FINRA filings including filings required under Rule 5110 for the offering.

As compensation for the services listed above, the Company has agreed to pay Dalmore a broker-dealer services fee equivalent to (i) 5% of capital raised up to the first $10 million raised, (ii) for all capital raised between $10,000,001 and $15,000,000, a fee of 5.5%, (iii) for all capital raised between $15,000,001 and $20,000,000, a fee of 6%, (iv) for all capital raised between $20,000,001 and $25,000,000, a fee of 6.5%, (v) for all capital raised between $25,000,001 and $30,000,000, a fee of 7%, (vi) for all capital raised between $30,000,001 and $35,000,000, a fee of 7.5%, (vii) for all capital raised between $35,000,001 and $39,000,000, a fee of 8% on all newly invested funds after April 27, 2020 following the issuance of a No Objection Letter by FINRA. Assuming that the remaining 636,728 shares of Common Stock are sold by Dalmore, the company estimates that total fees due to pay Dalmore would be $2,485,184.00 for a fully-subscribed offering

The Company has also engaged StartEngine Primary LLC (“StartEngine”) as a selling group member broker-dealer under a commission sharing agreement with Dalmore. As a result, for investors originated by StartEngine, the Company shall pay Dalmore and StartEngine a broker-dealer services fee equivalent to 7% of capital raised up for investors originated by StartEngine, with 5% of the 7% fee being paid to StartEngine and 2% of the 7% fee being paid to Dalmore, on all newly invested funds after April 27, 2020 following the issuance of a No Objection Letter by FINRA. . If all of the remaining Shares were sold by StartEngine, the company estimates that total fees due to pay StartEngine would be $1,910,184.00 and $764,073.60 would be paid to Dalmore.

Dalmore is not participating as an underwriter and under no circumstance will it solicit any investment in the Company, recommend the Company's securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any securities offering prospectuses or making any oral representations concerning the securities offering prospectus or the securities offering. Based upon Dalmore’s anticipated limited role in this offering, they have not and will not conduct extensive due diligence of this securities offering and no investor should rely on Dalmore’s involvement in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Form 1-A and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

This offering initially commenced on the qualification of the Offering Circular as determined by the Securities and Exchange Commission and will continue until 11:59 PM Pacific, November 12, 2020. The Company may extend the Offering at or before that time unless the Offering is completed or otherwise terminated by us, or unless we are required to terminate by application of Regulation A of the JOBS Act. Funds received from investors will be counted towards the Offering only if the form of payment, such as a check, clears the banking system and represents immediately available funds held by us prior to the termination of the subscription period, or prior to the termination of the extended subscription period if extended by the Company.

If you decide to subscribe for any Common Stock in this offering, you must deliver a funds for acceptance or rejection. The minimum investment amount for a single investor is one Share of Common Stock in the principal amount of $60.00. All subscription checks should be sent to an address to be provided via e-mail to potential subscribers at the time of their application to invest. In such case, subscription checks should be made payable to “Prime Trust, LLC as Escrow Agent for Investors in BrewDog USA, Inc. Offering.” If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by the Company of a subscription, a confirmation of such acceptance will be sent to the investor. Prime Trust LLC has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the Shares.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. The Company maintains the right to accept subscriptions below the minimum investment amount or minimum per share investment amount in its discretion. All monies from rejected subscriptions will be returned by the Company to the investor, without interest or deductions.

This is an offering made under “Tier 2” of Regulation A, and the shares will not be listed on a registered national securities exchange upon qualification. Therefore, the shares will be sold only to a person if the aggregate purchase price paid by such person is no more than 10% of the greater of such person's annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the shares. Investor suitability standards in certain states may be higher than those described in this Form 1-A and/or Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons. Different rules apply to accredited investors.

Each investor must represent in writing that he/she/it meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she/it is purchasing the shares for his/her/its own account and (ii) he/she/it has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating without outside assistance the merits and risks of investing in the shares, or he/she/it and his/her/its purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the shares. Broker-dealers and other persons participating in the offering must make a reasonable inquiry in order to verify an investor's suitability for an investment in the Company. Transferees of the shares will be required to meet the above suitability standards.

The shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) is named on the list of “specially designated nationals” or “blocked persons” maintained by the U.S. Office of Foreign Assets Control (“OFAC”) at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time, (ii) an agency of the government of a Sanctioned Country, (iii) an organization controlled by a Sanctioned Country, or (iv) is a person residing in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC. A “Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time. Furthermore, the shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) has more than fifteen percent (15%) of its assets in Sanctioned Countries or (ii) derives more than fifteen percent (15%) of its operating income from investments in, or transactions with, sanctioned persons or Sanctioned Countries.

The sale of other securities of the same class as those to be offered for the period of distribution will be limited and restricted to those sold through this Offering. Because the Shares being sold are not publicly or otherwise traded, the market for the securities offered is presently stabilized.

USE OF PROCEEDS TO ISSUER

The Use of Proceeds is an estimate based on the Company’s current business plan. We may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, or to add additional categories, and we will have broad discretion in doing so.

The maximum gross proceeds from the sale of the Shares in this Offering are $39,000,000.00. The net proceeds from the offering, assuming it is fully subscribed, are expected to be approximately $36,480,000.00 after the payment of offering costs including broker-dealer and selling commissions, but before printing, mailing, marketing, legal and accounting costs, and other compliance and professional fees that may be incurred. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management.

Management of the Company has wide latitude and discretion in the use of proceeds from this Offering. Ultimately, management of the Company intends to use a substantial portion of the net proceeds for general working capital. At present, management’s best estimate of the use of proceeds, at various funding milestones, is set out in the chart below. However, potential investors should note that this chart contains only the best estimates of the Company’s management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, various needs of the Company at different times in the future, and the discretion of the Company’s management at all times.

A portion of the proceeds from this Offering may be used to compensate or otherwise make payments to officers or directors of the issuer. The officers and directors of the Company may be paid salaries and receive benefits that are commensurate with similar companies, and a portion of the proceeds may be used to pay these ongoing business expenses. None of the proceeds from this Offering will be used to fulfill any of the perquisites described above in the section entitled “Perks.”

	$2,500,000.00	$5,000,000.00	$10,000,000.00	$25,000,000.00	$39,000,000.00
Construction	$1,500,000	$2,925,000	$4,125,000	$8,800,000	$10,800,000
Purchase of Equipment	$750,000	$1,350,000	$1,350,000	$5,450,000	$8,650,000
Open BrewDog Pubs	0	0	$3,000,000	$7,500,000	$12,580,000
Working Capital	0	0	0	0	$700,000
Marketing	0	0	0	0	$1,000,000
Furniture & Fixtures	$50,000	$100,000	$150,000	$200,000	$250,000
Product Development	0	$250,000	$400,000	$750,000	$1,000,000
Utilities	0	0	$250,000	$500,000	$750,000
Computers and Software	0	$50,000	$100,000	$150,000	$200,000
Licenses	0	0	$50,000	$175,000	$550,000
Offering Expenses	$75,000	$75,000	$75,000	$75,000	$75,000
Broker-Dealer Fees	$125,000	$250,000	$500,000	$1,400,000	$2,445,000
TOTAL	$2,500,000.00	$5,000,000.00	$10,000,000.00	$25,000,000.00	$39,000,000.00

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company’s management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

DESCRIPTION OF THE BUSINESS

Narrative

BrewDog USA Inc. was formed on April 22, 2015 as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog USA is, prior to the Shares being sold in this Offering, majority owned by BrewDog plc, a United Kingdom company, and investors from two prior Regulation A offerings.

BrewDog USA wholly owns two subsidiaries: BrewDog Brewing Company LLC, an Ohio limited liability company, that acts as an operating company and owns the brewing equipment and BrewDog Columbus LLC, an Ohio limited liability company, that owns the land and the building where our Columbus brewery sits. Both BrewDog Brewing Company LLC and BrewDog Columbus LLC will, in the Company’s belief, be treated as disregarded entities by the Internal Revenue Service, with all revenues and expenses being passed through to BrewDog USA. For purposes of this Offering Circular, “BrewDog USA” or the “Company” or “we” or “our” will refer to BrewDog USA Inc., BrewDog Brewing Company LLC and BrewDog Columbus LLC in the collective. The BrewDog brand, in general and without specific reference to either BrewDog USA or BrewDog plc, is referred to as “BrewDog” with no additional wording throughout this Offering Circular.

Introduction

BrewDog USA Inc. is the American arm of the international craft brewery, BrewDog. The founders first launched BrewDog plc in 2007, and BrewDog USA was incorporated in 2015, with its first beer released in June 2017. Established to brew and distribute craft beer, as well as operate brewpubs in the United States, BrewDog USA is building on BrewDog plc’s previous success as Europe’s leading craft brewer, by turning its attention stateside. We are combining Europe’s most successful craft brewery with the world’s most explosive craft beer market. Expect fireworks.

The brewery building in Columbus, Ohio was completed in late 2016, and the first beer was released 6 months later in June 2017. In 2018, the addition of a craft beer hotel and sour beer facility further expanded the capabilities of our Columbus site, and create a wholly immersive craft beer experience in Ohio. We have a distribution network of 15 states and the District of Columbia in the U.S. and have brand recognition off the back of our hit TV show Brew Dogs that aired on the Esquire Network. Our management team, our beers and our business model are tried and tested in Europe, positioning us for success in the United States.

BrewDog USA’s American brewery in Columbus, Ohio is located within 500 miles of 50% of the U.S. population, enabling us to reach our audience with the freshest craft beer possible. We have a team in place that includes crew from our brewery in Scotland, ensuring we transfer our culture across both sides of the Atlantic. The team beyond this core UK composite is made up of local experts in the American beer scene, and locally recruited staff. BrewDog USA is scaling up quickly, with distribution in 15 states and the District of Columbia; an online shop serving the entire country; six brewpubs across three states; and the world’s first craft beer themed hotel. Our first bar location separate from our Columbus brewery opened in April 2018 in Short North, Columbus. Our Franklinton bar launched a month later in May 2018. Indianapolis debuted in September 2019 followed by Cincinnati in November 2019 and Pittsburgh in February 2020.

Because of the coronavirus outbreak that occurred in late 2019/early 2020, we have been forced to temporarily close all of our bars in the U.S. and our hotel.  We have had to cut back significantly on staff and have continued to run the brewery but in a limited capacity.  Our distribution of our beer to 15 states and the District of Columbia has been affected by the closure of bars, restaurants and other on-premise drinking establishments. While we hope that these measures are only temporary, and that we will be able to hire back some or all staff and also to reopen all of our bars, our hotel and resume normal operations at some point, we are filing this Offering Circular during a period of great uncertainty and do not know exactly what the future holds for these portions of our business, as well as others.

BrewDog USA is majority owned by BrewDog plc, and our Equity Punk shareholder community. BrewDog plc is Europe’s leading craft brewer and creator of Europe’s largest estate of craft beer bars with over 90 outlets. Again, as noted above, all of BrewDog plc’s bars worldwide have been closed as a result of the coronavirus pandemic, and while our parent company hopes that these closures are only temporary, and that they will be able to reopen all of their bars resume normal operations at some point, they do not know exactly what the future holds either.

BrewDog USA shares much of the same senior management team as BrewDog plc and brews many of the same beers for the U.S. market that are currently leading the way in Europe. With the launch of BrewDog’s first bar in the US – DogTap, located on site at the brewery in Columbus, Ohio - we were able to release many of our beers in advance of the brewery’s operational launch, allowing us to accurately forecast the optimal beer lineup by assessing DogTap’s initial sales. BrewDog USA has honed in on its core products in America including Elvis Juice, Punk IPA, Clockwork Tangerine, Jet Black Heart, Lost Lager, and Hazy Jane as its regular lineup of brews. The range of products also includes seasonal offerings and limited-edition cans sold within BrewDog bars. Many of these small-batch beers are released exclusively for the American beer market.

BrewDog USA Inc. takes advantage of BrewDog plc’s infrastructure, expertise, intellectual property and experienced staff as we look to turbo-charge our American business. Despite only starting in 2007, BrewDog plc had grown exponentially prior to the coronavirus outbreak, and we believed BrewDog USA would also enjoy a steep growth trajectory given the positive response in America, the existing brand awareness and the thriving craft beer scene. We are still hopeful that we can continue our growth once the coronavirus outbreak subsides, but we are in a period of uncertainty as this Offering Circular is being filed.

BrewDog in Europe

As of the end of 2019, BrewDog plc was the largest and fastest-growing craft brewer in Europe and was the only company to be named as one of the fastest-growing food & drinks companies in the UK for 8 consecutive years (Sunday Times Fast Track 100). In addition to brewing beer, BrewDog plc also operated over 90 BrewDog bars based in the UK and international sites across 13 countries, prior to what BrewDog plc hopes are temporary closures required by the coronavirus outbreak.

The story of BrewDog began in 2007. In a derelict shed in an industrial park in Northeast Scotland, BrewDog was founded by best friends and home-brewers James Watt and Martin Dickie. Before starting BrewDog, James was the captain of a North Atlantic fishing boat while Martin was working as a brewer and distiller. James and Martin both quit their jobs, got a £20,000 bank loan and some second hand stainless steel tanks, and set out to turn the UK beer scene on its head. They bootstrapped together a tiny ramshackle brewery, on a shoestring budget. They did most of the set-up and building work themselves, paving the way for their future success from the ground up.

James and Martin had a very simple mission when they founded BrewDog plc: to make other people as passionate about great craft beer as they are. As a company, BrewDog plc focuses on two key things: its beer and its people. BrewDog plc not only wants to brew the best beers in the world, it also strives to be the best company to work for in the world. BrewDog USA has inherited those same traits and qualities.

For the first 12 months of its existence, BrewDog plc was just two humans and one dog. The fledgling enterprise started to grow quickly as more customers wanted to stock its beers. By 2009, BrewDog was the largest independent brewery in Scotland, and was already exporting its beers to 15 countries in Europe and selling to major retail chains in the UK. By 2019, BrewDog plc and BrewDog USA Inc. combined employed more than 1500 passionate people, shipped beer to more than 60 countries, owned and/or operated over 90 craft beer bars across the globe, and had a community of 135,000 investors.

Crowdfunding

The growth of BrewDog plc has been fueled and funded by its radical crowdfunding model, which first launched in 2009 as BrewDog plc tore up convention, turned the traditional business model on its head and launched “Equity for Punks,” giving thousands of people a front row seat to the craft beer revolution.

BrewDog plc holds the world record for the biggest online equity based crowdfunding campaigns and, to date, has raised in excess of £75 million via Equity for Punks, building a community of more than 120,000 investors.

In 2016, BrewDog USA launched its first crowdfunding raise in America under Regulation A as part of the JOBS Act, which closed on July 28, 2017. The first Equity for Punks USA raised more than $7,000,000 from more than 8,000 investors. This was followed by a second Regulation A round in 2018 which raised more than $2,200,000 from more than 6,200 investors.

BrewDog USA Overview

BrewDog USA Inc. produces a range of exciting, flavorful beers out of Canal Winchester, just south of downtown Columbus, Ohio. The facility is the only mid-sized brewery in the state and is perfectly located to reach 50% of the U.S. population within 500 miles.

Prior to the coronavirus outbreak in the U.S., BrewDog USA’s team in America consisted of nearly 200 people across production, sales, marketing, finance and operations. BrewDog USA has the ambition to be the best U.S. company to work for (ever) and offers a raft of inspired benefits to support its team. Included in this is “the unicorn fund” in which BrewDog USA plans to share 10% of its profits with employees of the Company every year, and a further 10% is donated to charities chosen by the Company’s staff and Equity Punk investors through the BrewDog Foundation. BrewDog also pioneered “pawternity leave” allowing staff to take a week’s paid leave when they get a new dog.

The BrewDog brand has already established awareness in America with the success of the founders’ TV show, Brew Dogs. The series, which originally launched on NBC’s Esquire network, followed James Watt and Martin Dickie on a series of adventures with other craft brewers, producing exciting, boundary pushing beers. From beers brewed on a train to deep sea diving for ingredients, the show offered an alternative approach to craft beer, and is the world’s longest-running beer TV show. This brand awareness positioned BrewDog for success before it even released its first American beer, and the reaction from the beer community since announcing the new Ohio facility has been overwhelmingly positive.

BrewDog USA’s Ohio HQ is located on a 42-acre site, consisting of an initial 100,000 square foot brewery building, including the DogTap taproom and restaurant, an outdoor patio with additional customer space, a take-out beer store, a visitor center offering tours on site, an interactive Craft Beer Museum, The DogHouse craft beer hotel, and our Overworks sour facility. The site also accommodates 17,000 square feet of office space, a 16,000 square foot brewhouse, a packaging hall of 11,000 square feet and a warehouse featuring 5,000 square feet of refrigerated space.

Everything about BrewDog USA was set up for growth and rapid expansion. From our Columbus brewery site - primed for future expansion in terms of space, transport links, utilities, infrastructure and brewing equipment - to our team’s UK experience, we have the contacts and crew to make expansion happen quickly and efficiently.

We started producing beer at our Columbus brewery in 2017 and have since sold beer through distributors and through self-distribution. In addition, we have sales of beer through contract brewing, and retail sales of beer.  Furthermore, prior to the coronavirus pandemic, we sold wine, food and merchandise at our bars, and we had income from renting rooms in our hotel.  As noted in our attached financial statements, our revenues for 2017 were $4,943,261, and increased to $17,198,075 in 2018, as we continued our growth and expansion. Through December 30, 2019, our revenues were more than $27,000,000 based on our internal accounting. Also as noted in our financial statements, two customers accounted for 20% and 12% of our 2018 revenues.

All of the equipment at BrewDog USA’s brewery is designed with expansion in mind. The initial brewhouse can support an annual capacity of 426,000 barrels by adding more fermentation tanks to the system, and the building has been designed to take a second brewhouse when we fully utilize the capacity of the initial brewhouse. We will use all that we have learned at BrewDog plc’s European site about growing production in a craft brewery to maximize efficiencies and minimize equipment costs when growing our American operation.

BrewDog Beers

All the headliner beers BrewDog USA brews in the U.S. have been successfully developed and launched in Europe and many are now established global brands.

In addition, we are focused on maintaining a position at the forefront of new craft beer trends, investing in our pilot kit program to test and develop new beer recipes unique to BrewDog USA. The program produces two limited-edition, small batch can releases per month which provide the opportunity to trial beers to be scaled up across our distribution market or sold through BrewDog plc.

BrewDog Bars

In 2010, BrewDog plc opened BrewDog Aberdeen, its first craft beer bar, and has opened BrewDog bars all over the planet. BrewDog plc has been named as one of the fastest-growing companies in the UK consecutively for the last eight years. During this time, BrewDog plc’s management team has learned a lot about rapidly growing brewing production, scaling infrastructure and building teams to meet the demands of our ever-expanding business. That same management team now brings its knowledge and experience to BrewDog USA.

BrewDog plc’s bar division grew rapidly to over 90 sites, with 49 in the UK and flagship sites internationally such as BrewDog Berlin, BrewDog Tokyo, BrewDog Brisbane, BrewDog Barcelona and BrewDog Sao Paulo.

Prior to the coronavirus pandemic, BrewDog bars allowed people to indulge in everything that is great about craft beer served by knowledgeable staff who are passionately evangelical when it comes to craft beers. BrewDog bars pride themselves on showcasing the best, most exciting and flavorsome craft beers that we can get our paws on from all corners of the planet.

As in Europe, BrewDog bars were a key part of BrewDog USA’s operation prior to the coronavirus pandemic, and we believe they will remain so when the pandemic subsides. Our first BrewDog bar in America launched onsite at our brewery in Columbus in April 2017. DogTap was maxed out from launch day and had proven to be an immediate success in the vibrant local craft beer bar scene in Columbus. With tours of our brewing facility on site, a self-guided interactive Craft Beer Museum and a wide range of craft beer as well as a full menu of incredible food paired perfectly to the beers on offer (from both BrewDog and local guest breweries), the bar was an outpost for amazing beer just outside of Columbus.

In 2018, our two new Columbus bars in The Short North and Franklinton proved the thirst for BrewDog would not be satisfied by a taproom alone. These added to our contribution to Columbus’ incredible beer community. In 2019 we joined the vibrant Fountain Square neighborhood of Indianapolis and Pendleton neighborhood of Cincinnati, bringing our unique approach to craft beer bars to two brand new cities. These were followed by our February 2020 debut of BrewDog Pittsburgh in East Liberty. While all of these bars are temporarily closed due to the pandemic, we are hopeful that they will reopen as the pandemic subsides and again become a vibrant part of our business.

Originally inspired by American bars, each BrewDog bar infuses European beer café culture, highly trained expert staff, contemporary food, and craft cocktails with board games into the mix. Our spaces are stripped back, raw, industrial and utilitarian using reclaimed materials and furniture.

Our combined brewing and retailing approach with a national ambition was a new business model in the U.S. craft beer industry. We plan to use this vertical integration to accelerate our growth, bolster our profitability and build deep and lasting connections with our customers. At BrewDog, we aim to shorten the distance as much as possible between ourselves and the people who enjoy our beers. Our BrewDog bars enabled us to do just that.

Let’s Go America!

Since 2007, BrewDog has been blowing up across Europe and beyond, and now it’s time to take this rocket ship stateside. We remain hell bent on recruiting an army of hop-fueled champions across the Atlantic and we want to take you along for the ride. With your investment, there is no limit to how far we can take our business.

Are you in?

PUNK IPA
POST MODERN CLASSIC
ALC/VOL 5.6%
BREWDOG
ELVIS JUICE
GRAPEFRUIT INFUSED IPA WITH NATURAL CITRUS FLAVORS
ALC/VOL 6.5%
JET BLACK HEART
BLACKEN YOUR SOUL
4.7%
BREWDOG
HAZY JANE
NEW ENGLAND STYLE INDIA PALE ALE
ALC/VOL 7.2%

DESCRIPTION OF PROPERTY

The Ohio brewery is located at 96 Gender Road, Canal Winchester, Ohio 43110. The site consists of approximately 42 acres of land zoned for manufacturing. Originally, the site consisted of 52 acres, including 10 acres of public park land. On August 28, 2015, BrewDog Columbus LLC purchased the entire 52 acres from TS Trim Industries Inc. for $1,500,000. Also, on August 28, 2015, the 10 acres of park land was sold to the City of Canal Winchester for $400,000. Therefore, the final 42-acre site was purchased by BrewDog Columbus LLC for $1,100,000. The brewery is approximately 100,000 square feet, sitting 700 feet East of Gender Road. The building houses an approximately 16,000 square foot state-of-the art brewhouse, 11,000 square feet of packaging space 5,000 square feet of refrigerated, and over 17,000 square feet of office. The site is bordered by Gender Road to the West, a cycle path running along Groveport Road to the South, a baseball and skate park owned by the City of Canal Winchester to the East and railroad tracks to the North.

Construction of our initial 100,000 square foot brewery building is complete. The building features a tap room and restaurant of 8,000 square feet as well as an outdoor patio with additional customer space. We have a take-out beer store and a visitor’s center offering tours on site. We have 17,000 square feet of office space. In terms of beer production, the brewhouse area is 16,000 square feet. The packaging hall is initially 11,000 square feet and our warehouse features 5,000 square feet of refrigerated space. The tap room features a stunning glass wall 28 feet high with views directly into our brewhouse so visitors can enjoy one of our beers while they watch our team in action.

TS Trim
National Tire & Battery
Fifth Third Bank
Burger King
PNC Bank
Waterloo Shopping Center
Walmart
W Waterloo St
Canal St
Car Wash
Goddard School
Gender Rd
Railroad Tracks
Colonial Heating & Cooling
HFI LLC
W Walnut St
Canal Winchester City Schools
O'Neil Tents
HFI LLC
Future BrewDog Facility
Madison Twnshp Fire Dept
Groveport Rd
Bigerton Bend
Marilyn Lane
John Dr
Steen St
Barb Ln
Archie Ct
Hanners Park
Heritage Baptist Church
David Evangelical Church
Masonic Lodge
Altercare
Thrush Dr
Alstate
Columbus Gymnastics Co
CW Middle School
Fox Hill Dr
Eddleston Ct
Hemmingford Dr
0
500
1,000
Feet
N

96 Gender Road

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

BrewDog USA Inc. (“BrewDog” or the “Company”) was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog USA was, prior to the Shares being sold in this Offering, owned by BrewDog plc, a United Kingdom company and investors from our two previous Regulation A offerings. BrewDog has built a brewery in Columbus, Ohio to manufacture our craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant establishments, which may have small brewing facilities on site that will operate under the name “BrewDog” and will sell BrewDog beer, along with food items.

BrewDog USA Inc. is presently wholly owned by BrewDog plc and investors from our previous Regulation A offering, but as Shares in the Company are issued pursuant to this Offering, BrewDog plc’s ownership as well are prior investors in the Company will be diluted. If the maximum amount is raised in this Offering, BrewDog plc will own 88.231% of the Company, prior investors from the first Regulation A offering will own 2.689% and new investors from this Regulation A offering will own 9.08%. All shares in the Company are Common Stock with the same rights and privileges as set out herein.

The Company is not able to meet its filing deadline for its annual report on Form 1-K pursuant to 17 CFR § 230.257 due to circumstances relating to coronavirus disease 2019 (COVID-19). The Company has disclosed this fact on its public website and has disclosed that it is relying on §230.257(f). The Company notes its obligation to file its annual report on Form 1-K within 45 days of the original filing deadline. The Company hereby states in good faith that it could not file its annual report on Form 1-K on a timely basis because its auditors were unable to complete the audited financial reports in a timely manner due to circumstances relating to coronavirus disease 2019 (COVID-19). Thus, the information below reflects the financial information from its 2018 audited financial statements and interim, unaudited financial statements through June 30, 2019.

Results of Operations

The years ended December 31, 2017 and December 31, 2018

Revenue. Total revenue for the year ended December 31, 2018 was $17,198,075 primarily in wholesale craft beer sales and drink and food sales from our bars. Total revenue for the year ended December 31, 2017 was $4,943,261 primarily in drink and food sales from our brewery taproom as well as wholesale craft beer sales.

Cost of Sales. Cost of sales for the year ended December 31, 2018 were $11,000,842. Cost of sales for the period comprised of Brewery raw material costs, packaging costs, manufacturing labor and overhead as well as bar drink and food purchases and labor for preparing and serving. Cost of sales for the year ended December 31, 2017 were $6,872,939. Cost of sales for the period comprised of brewery taproom drink and food purchases and labor for preparing and serving this along brewery raw material costs, packaging costs, manufacturing labor and overhead.

Administrative Expenses. Operating expenses for the year ended December 31, 2018 were $6,507,705. Operating expenses for the period were comprised of payroll, marketing, insurance, property rent, and other administrative expense. Operating expenses for the year ended December 31, 2017 were $2,287,620. Operating expenses for the period were comprised of organization costs as well as attorney fees, accounting fees, other administrative expenses associated with setting up our operations, payroll, web site development, real estate taxes and insurance.

Net Loss. Net loss for the year ended December 31, 2018 was $(2,499,727). This net loss was the result of operating expenses exceeding early stage operating revenues. Net loss for the year ended December 31, 2017 was $(6,996,555). This net loss was the result of attorney fees, accounting fees, other administrative expenses associated with setting up our operations, payroll, web site development, real estate taxes and insurance. Operating costs exceeded revenue because we did not have brewery sales until July 2017 and the taproom costs included startup costs. We cannot assure when or if revenue will exceed operating costs.

The period of January 1, 2019 to June 30, 2019

Revenue. Total revenue for the period of January 1, 2019 to June 30, 2019 was $12,436,722 primarily in wholesale craft beer sales and drink and food sales from our bars.

Cost of Sales. Cost of sales for the period of January 1, 2019 to June 30, 2019 was $7,353,285. Cost of sales for the period comprised of Brewery raw material costs, packaging costs, manufacturing labor and overhead as well as Bar drink and food purchases and labor for preparing and serving.

Administrative Expenses. Operating expenses for the period of January 1, 2019 to June 30, 2019 were $4,242,162. Operating expenses for the period were comprised of organization costs as well as attorney fees, accounting fees, payroll, web site development, real estate taxes and insurance.

Net Loss. Net loss for the period of January 1, 2019 to June 30, 2019 was $(790,416). This net loss was the result of operating expenses exceeding early stage operating revenues.

Liquidity and Capital Resources

We had net cash of $1,517,688 at June 30, 2019.

During the period of January 1, 2019 to June 30, 2019, operating activities used $(26,464) primarily due to increases in working capital partially offset by profits generated before depreciation expense.

Cash used by investing activities relating to capital expenditures during the period of January 1, 2019 to June 30, 2019 was $(711,361). Cash provided by financing activities during the period of January 1, 2019 to June 30, 2019 was $1,530,550 related to advances from BrewDog Plc and proceeds of the sale of stock. Since inception, our capital needs have primarily been met by BrewDog Plc.

Plan of Operations

Our plan of operation for the period of January 1, 2019 to June 30, 2019 was as follows:

Through June 30 2019, we had expanded the distribution of our craft beer to 12 states and the District of Columbia. We planned to continue state expansion throughout 2019. Beginning in February 2018, the company entered into a contract brewing arrangement with a regional craft brewery whereby we produced and packaged their beer brands. We planned to continue to contract brew throughout 2019. We continued to operate the taproom at the Columbus brewery and had opened two BrewDog bars in Columbus, Ohio. In addition, we also opened the BrewDog Hotel, the world’s first craft beer themed hotel, located at the Columbus brewery.

Our plan of operation for the period of July 1, 2019 to April 1, 2020 was as follows:

After July 1, 2019,  we opened bars in Indianapolis and Cincinnati, followed by our February 2020 opening of a bar in Pittsburgh. As a result of the coronavirus pandemic and in compliance with the Ohio Governor’s shelter-in-place order, we were forced to close all Ohio bars on Sunday, March 15, 2020. We subsequently closed our Indianapolis and Pittsburgh bars, following similar orders, that were announced in Indiana and Pennsylvania on Monday, March 16, 2020. Due to the closures, we have reduced the hours worked of many team members but maintained company paid health insurance benefits. We have focused additional resources to our beer distribution to grocery store and off-premise retail as well as our online shop. We have also launched an in-home beer delivery service in the central-Ohio market. Although the future is unknown, we anticipate all bars reopening in 2020.

In our opinion, the proceeds from this Offering will not satisfy our cash requirements and we anticipate it will be necessary to raise additional funds in the next twelve months to implement the plan of operations. We also anticipate that we will have additional capital requirements after the next twelve months and throughout 2020. During that time frame, we do not expect to be able to satisfy our cash requirements through sales and the proceeds from this Offering alone, and therefore we anticipate we may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Trend Information

Based on the results in 2017 and 2018 and through June 30, 2019, BrewDog believed there was a market for its products in North America. However, a great deal of uncertainty has recently arisen as a result of the coronavirus pandemic and the economic fallout it has caused. However, it is difficult to predict changing consumer preferences in craft beer and it is impossible at present to know what all short term and long term effects from the coronavirus pandemic and the economic fallout it has caused. If we are unable to react to changing consumer preferences, new laws and regulations, the short term and long term effects from the coronavirus pandemic and the economic fallout it has caused, our sales could decrease. Additionally, BrewDog sells its beer within a three-tier system consisting of manufacturers, distributors and retailers. BrewDog competes for a share of the distributor's attention, time and selling efforts. In retail establishments, BrewDog competes for shelf space and tap handle placement. Failure to maintain distributor's attention or retail space could cause sales to decrease. If the market price for hops, malt, barley or other brewing ingredients rises, BrewDog's product cost will rise and potentially threaten the Company's ability to meet profitability and/ or demand.  It is important for BrewDog to continue to secure funding in order to grow the business and expand its offerings to meet consumer preferences.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014- 09 supersedes virtually all existing revenue recognition guidance. Under this standard, an entity is required to recognize revenue upon transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. As such, an entity needs to use more judgment and make more estimates than under the previous guidance. On January 1, 2018, BrewDog adopted the new revenue standard and all related amendments using the modified retrospective method which allows application only to the most current reporting period presented in the financial statements, with a cumulative effect adjustment to retained earnings. In accordance with the new revenue standard, revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms. The comparative years have not been restated and continue to be reported under the accounting standards in effect for those periods. The adoption of the standard did not have an impact on the consolidated financial statements and no cumulative effect adjustment to retained earnings was recorded. BrewDog did not record any contract assets, contract liabilities, or deferred contract costs upon adoption of the standard.

Revenue Recognition

From January 1, 2017 to December 31, 2017, the Company had revenue of $4,943,261. The Company had no returns from January 1, 2017 to December 31, 2017. From January 1, 2018 to December 31, 2018, the Company had revenue of $17,198,075.  According to our internal accounting, from January 1, 2019 to December 31, 2019 the Company had revenue of $27,027,935. The Company had no returns from January 1, 2017 to December 31, 2018.  The Company had no returns from January 1, 2019 to December 31, 2019.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

DIRECTORS AND EXECUTIVE OFFICERS

As of June 30, 2019, BrewDog USA Inc. had 146 full-time employees, who were not an executive officer of the Company, and 65 part-time employees. As of April 21, 2020, BrewDog USA Inc. had 48 full-time employees, who were not an executive officer of the Company, and 1 part-time employee due to closures caused by the coronavirus pandemic.

The directors and executive officers of the Company as of April 27, 2020 are as follows:

Name	Position	Age	Term of Office	Approx. Hours Per Week
Executive Officers:
Jason Block	Chief Executive Officer	37	December 23, 2019 to present	40
James Watt	President	36	March 25, 2019 to present	10
Alan Martin Dickie	Chief Operations Officer	36	April 22, 2015 to present	10
Neil Simpson	Chief Financial Officer	48	April 22, 2015 to present	10
Directors:
James Watt	Chairman of the Board	36	April 22, 2015 to present	N/A

Alan Martin Dickie	Director	36	April 22, 2015 to present	N/A
Neil Simpson	Director	48	April 22, 2015 to present	N/A

JASON BLOCK

Jason Block was named Chief Executive Officer of BrewDog USA, Inc. on December 23, 2019. Jason has been working in high-growth businesses across multiple industries throughout his career.  Jason began his professional career as General Counsel for Schiff Capital Group where he oversaw the company’s legal and transactional needs, managed real estate development projects and lead day-to-day operations. In 2012, Jason joined HOMAGE as president, leading the team from 20 employees and one store to more than 200 employees and eight stores across three states. He focused on developing, defining and implementing company culture, secured multiple professional licensing partnerships including the NBA, MLB, ESPN and WWE, which facilitated the company’s expansion, moved the supply-chain abroad to improve quality, cost and timing and raised over $12 million in equity funding.  In 2018, Jason co-founded innerspace, a co-practice for wellness, coaching and therapy professionals. He is a member of the Columbus Bar Association as well serving as a board member of the Gladden Community House and Miesse Fest, an annual fundraiser for Harmony Project. Jason is also a member of Jewish Columbus’ inaugural Leadership class.  Jason has a Bachelor of Arts degree from The Ohio State University and a Juris Doctorate degree from Capital University Law School. While at Capital Law, Jason was Editor-in-Chief of the Capital University Law Review and represented the student body on the Faculty Council.

JAMES WATT

James Watt was named President of BrewDog USA, Inc. on March 25, 2019 after having served as Chief Executive Officer, James has been a Director of BrewDog USA, Inc. since the company was formed on April 22, 2015.

Captain & Co-Founder James Watt was a fully qualified deep-sea captain, having earlier completed an honors degree in Law & Economics. He traded in being a salty sea dog to become a BrewDog in 2007, pursuing his passion for great craft beer by setting up the Company with Martin Dickie. He has served as CEO of BrewDog plc since 2006 and in this role is responsible for overseeing the operations of BrewDog plc. James was awarded Great British Entrepreneur of the Year in 2014 and is one of Europe’s only holders of the title of Master Cicerone. He was awarded the MBE in the 2016 Queen’s birthday honors list and is the author of Business for Punks and co-author of Craft Beer for the People.

MARTIN DICKIE

Martin Dickie is the Chief Operations Officer of BrewDog USA, Inc. and a Director of BrewDog USA, Inc. since the company was formed on April 22, 2015.

Beer Pirate & BrewDog plc Co-Founder Martin Dickie has a first-class honors degree in Brewing & Distilling from Herriot Watt University. He is a renegade artist on a mission to change people’s perceptions about beer and challenge their taste buds. Martin oversees all things brewing and distilling for BrewDog plc and has done so since 2006. Along with James, Martin hosted the hit international TV show BrewDogs. He was awarded the MBE in the 2016 Queen’s birthday honors list. Martin is the Secretary of BrewDog plc and is a director of BrewDog plc from 2006 to the present.

NEIL SIMPSON

Neil Simpson is the Chief Financial Officer of BrewDog USA, Inc. and a Director of BrewDog USA, Inc. since the company was formed on April 22, 2015.

Neil Simpson is the Finance Director of BrewDog plc, whom he joined BrewDog plc in August 2012 bringing with him over 20 years of experience, (10 of which were at partner level), advising and acting for a wide variety of businesses through the Ritson Smith accountancy practice. Neil is a qualified chartered accountant with the Institute of Chartered Accountants in Scotland.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The directors of BrewDog USA Inc. are, at present, not compensated by the Company for their roles as directors. For the four present directors, only expenses are reimbursed for their participation on the board of directors. The Company may choose to compensate the present directors in the future, as well as compensate future directors, in the Company’s discretion.

Executive Compensation

From its inception in April 2015 to February 6, 2020, BrewDog USA Inc. paid the following annualized salaries to its executive officers:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Jason Block	Chief Executive Officer	$20,274.00	$24,658.00	$44,932.00
James Watt	President	$0.00	$0.00	$0.00
Alan Martin Dickie	Chief Operations Officer	$0.00	$0.00	$0.00
Neil Simpson	Chief Financial Officer	$0.00	$0.00	$0.00
Allison Green	Former Chief Executive Officer	$0.00	$0.00	$0.00

Employment Agreements

We have entered into an employment agreement with Jason Block, our Chief Executive Officer. The employment agreement calls for a base salary of $200,000 with other incentives and bonuses, in addition to stock in BrewDog plc. None of the other officers or directors have an employment agreement with us. We may enter into employment agreements with those or others in the future. A stock incentive program for our directors, executive officers, employees and key consultants may be established in the future.

Stock Incentive Plan

In the future, we may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan, should one be established, have not been decided yet. Stock options or a significant equity ownership position in us may be utilized by us in the future to attract one or more new key senior executives to manage and facilitate our growth.

Board of Directors

Our board of directors currently consists of three directors. None of our directors are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so as of the date of this Offering Circular. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing and board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Delaware law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company’s Bylaws, which are attached to this Offering Circular.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our Common Stock as of December 31, 2018. There was no beneficial ownership of our Common Stock at the time of the initiation of this Offering by any of our directors or executive officers or by all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to Shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each Shareholder named in the following table possesses sole voting and investment power over their Shares of Common Stock. Percentage of beneficial ownership before the offering is based on 6,508,246 Shares of Common Stock outstanding as of April 27, 2020.

Name of Beneficial Owner	Common Stock
	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
	QTY	%	QTY	%
BrewDog plc[1]	6,315,789	97.043%	6,315,789	88.231%
Shares in previous Offerings	192,457	2.957%	192,457	2.689%
New Shares in Offering	N/A	N/A	650,000	9.080%
Total Shares in Class	6,508,246	100.0%	7,158,246	100.0%
Total Overall Shares	6,508,246	100.0%	7,158,246	100.0%

Investment and voting control of the shares of BrewDog plc in the table above lies with BrewDog plc’s board of directors.

After the commencement of this Offering, Chief Executive Officer Jason Block has applied to purchase 20 shares of the Common Stock in this Offering at the same purchase price as all investors. As of the date of this supplement, that purchase has not been finalized, but it is anticipated it will be finalized in the near future. Jason Block would be the beneficial owner of all 20 Shares once said purchase is final.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

BrewDog plc, the Company’s parent, has built a successful operation in the United Kingdom, with the same lines of business as BrewDog USA wishes to establish in the United States. As part of BrewDog plc’s business, it previously established relationships with local beer and spirits distributors of BrewDog craft beers in the United States. BrewDog USA will therefore be able to draw upon such distribution relationships and BrewDog plc’s expertise in launching the U.S. business.

In addition, BrewDog plc plans to enter into a license with BrewDog USA permitting the Company to use the intellectual property of BrewDog plc (including any trademarks) and any new marks created by BrewDog plc. It is anticipated that any new intellectual property will be owned by BrewDog plc, who will pay for the cost of clearing, registering and protecting any new intellectual property, and will be licensed to BrewDog USA.

The material terms of the relationship between BrewDog USA and BrewDog plc related to cash management and intercompany cash transfers is as follows: BrewDog plc has provided and continues to provide certain services to BrewDog USA Inc. including, but not limited to, executive services, accounting and legal services, and other selling, general and administrative expenses. The allocation method utilized by management of BrewDog Plc was an annual management charge recorded against the intercompany loan balance. The amount of the annual management charge included in the attached financial statements of comprehensive loss for the year ended December 31, 2018 is $270,005 ($260,000 in 2017). Costs incurred by BrewDog Plc but directly attributable to BrewDog USA Inc are recorded against the intercompany loan balance at cost with no-markup. These arrangements are not in writing.

During the last fiscal year, the Company was a participant in transactions with BrewDog plc, its parent company, in which the amounts involved exceed the lesser of $120,000 and one percent of the average of the Company’s total assets at year-end for the last completed fiscal year. In these transactions, from April 22, 2015 to December 31, 2018, BrewDog plc made advances of $38,592,154 to the Company.

James Watt and Martin Dickie own a significant amount of the stock of, and are executive officers and directors of BrewDog plc. As of May 13, 2019, Watt owned 18,004,237 Ordinary A Shares of BrewDog plc constituting approximately 24.74% of the total outstanding stock of BrewDog plc. As of May 13, 2019, Dickie owned 15,744,233 Ordinary A Shares of BrewDog plc constituting approximately 21.64% of the total outstanding stock of BrewDog plc. As a result, they both have an indirect interest in the above-referenced transactions, as well as any other transactions involving the Company and BrewDog plc. James Watt and Martin Dickie will also have an indirect interest in any future transactions between BrewDog plc and the Company due to their status as significant shareholders, executive officers and directors. There have been no transactions between BrewDog plc and the Company in which either James Watt or Martin Dickie received any extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class of stock owned by them as shareholders of BrewDog plc.

One of the BrewDog bars opened in 2018 in the Franklinton section of Columbus is situated on real property owned by BrewDog Franklinton LLC. BrewDog Franklinton LLC is wholly owned by Ten Tonne Mouse LLC, a company wholly owned by James Watt. Neither BrewDog Franklinton LLC nor Ten Tonne Mouse LLC is owned, in whole or in part, BrewDog USA Inc. BrewDog Brewing Company LLC, a wholly owned subsidiary of BrewDog USA Inc., has entered into a 5-year lease agreement with BrewDog Franklinton LLC for the Franklinton site with an anticipated the combined annual rent expense of $150,000.

In December 2017, BrewDog USA Inc. sold its interest in BrewDog Franklinton LLC to Ten Tonne Mouse Inc. There was no gain or loss recorded on the transaction for book or tax purposes. The sales price was $657,816.  In conjunction with the sale, BrewDog USA Inc. entered into an interest-free note that was payable on demand and was included in prepaid expenses and other current assets.  The note was paid in full in January 2018.

SECURITIES BEING OFFERED

The Company is offering Shares of its Common Stock. Except as otherwise required by law, the Company’s Certificate of Incorporation or Bylaws, each Shareholder shall be entitled to one vote for each Share held by such Shareholder on the record date of any vote of Shareholders of the Company. The Shares of Common Stock, when issued, will be fully paid and non-assessable. Since it is anticipated that at least for the next 12 months the majority of the Company’s Common Stock will be owned by BrewDog plc, the holders of Common Stock issued pursuant to this Offering Circular should not expect to be able to influence any decisions by management of the Company through the voting power of such Common Stock.

There are no other classes of stock in the Company as of the date of this Offering Circular. The Company does not expect to create any additional classes of Common Stock during the next 12 months, but the Company is not limited from creating additional classes which may have preferred dividend, voting and/or liquidation rights or other benefits not available to holders of its common stock.

The Company does not expect to declare dividends for holders of Common Stock in the foreseeable future. Dividends will be declared, if at all (and subject to rights of holders of additional classes of securities, if any), in the discretion of the Company’s Board of Directors. Dividends, if ever declared, may be paid in cash, in property, or in shares of the capital stock of the Company, subject to the provisions of law, the Company’s Bylaws and the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sums as the Board of Directors, in its absolute discretion, deems proper as a reserve for working capital, to meet contingencies, for equalizing dividends, for repairing or maintaining any property of the Company, or for such other purposes as the Board of Directors shall deem in the best interests of the Company.

There is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to hold its first closing.

The minimum subscription that will be accepted from an investor is Sixty Dollars ($60.00) (the "Minimum Subscription").

A subscription for Sixty Dollars ($60.00) or more in the Shares may be made only by tendering to the Company the executed Subscription Agreement (electronically or in writing) delivered with the subscription price in a form acceptable to the Company, via check, wire, credit or debit card, or ACH. The execution and tender of the documents required, as detailed in the materials, constitutes a binding offer to purchase the number of Shares stipulated therein and an agreement to hold the offer open until the Expiration Date or until the offer is accepted or rejected by the Company, whichever occurs first.

The Company reserves the unqualified discretionary right to reject any subscription for Shares, in whole or in part. The Company reserves the unqualified discretionary right to accept any subscription for Shares, in an amount less than the Minimum Subscription. If the Company rejects any offer to subscribe for the Shares, it will return the subscription payment, without interest or reduction. The Company's acceptance of your subscription will be effective when an authorized representative of the Company issues you written or electronic notification that the subscription was accepted.

There are no liquidation rights, preemptive rights, conversion rights, redemption provisions, sinking fund provisions, impacts on classification of the Board of Directors where cumulative voting is permitted or required related to the Common Stock, provisions discriminating against any existing or prospective holder of the Common Stock as a result of such Shareholder owning a substantial amount of securities, or rights of Shareholders that may be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class defined in any corporate document as of the date of filing. The Common Stock will not be subject to further calls or assessment by the Company. There are no restrictions on alienability of the Common Stock in the corporate documents other than those disclosed in this Offering Circular. The Company has engaged Integral Transfer Agency USA Inc. to serve as the transfer agent for the Shares. For additional information regarding the Shares, please review the Company’s Bylaws, which are attached to this Offering Circular.

FUTURE LIQUIDITY

The Company, at present, has no plan to list the Shares on an exchange or to hold an Initial Public Offering (“IPO”) that could allow trading of the Shares on an exchange.

At a very preliminary stage, the Company has entered into discussions with BrewDog plc, the majority shareholder of the Company, regarding the possibility that BrewDog plc may hold an IPO in the future, and the effect such a possible future IPO could have on the Company’s Shareholders. Discussions have included several potential options, all of which would potentially accomplish the goal of giving the Company’s shareholders a means of benefiting from a potential future IPO by BrewDog plc.

Despite these preliminary discussions by the Company and BrewDog plc, potential investors in this offering should not rely on or expect any such IPO to take place, or expect to benefit in any manner from such an IPO should it take place. No investment decision in the present offering should be made based, in whole or in part on, such an IPO taking place at any time in the future.

DISQUALIFYING EVENTS DISCLOSURE

Recent changes to Regulation A promulgated under the Securities Act prohibit an issuer from claiming an exemption from registration of its securities under such rule if the issuer, any of its predecessors, any affiliated issuer, any director, executive officer, other officer participating in the offering of the interests, general partner or managing member of the issuer, any beneficial owner of 20% or more of the voting power of the issuer’s outstanding voting equity securities, any promoter connected with the issuer in any capacity as of the date hereof, any investment manager of the issuer, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of the issuer’s interests, any general partner or managing member of any such investment manager or solicitor, or any director, executive officer or other officer participating in the offering of any such investment manager or solicitor or general partner or managing member of such investment manager or solicitor has been subject to certain “Disqualifying Events” described in Rule 506(d)(1) of Regulation D subsequent to September 23, 2013, subject to certain limited exceptions. The Company is required to exercise reasonable care in conducting an inquiry to determine whether any such persons have been subject to such Disqualifying Events and is required to disclose any Disqualifying Events that occurred prior to September 23, 2013 to investors in the Company. The Company believes that it has exercised reasonable care in conducting an inquiry into Disqualifying Events by the foregoing persons and is aware of the no such Disqualifying Events.

It is possible that (a) Disqualifying Events may exist of which the Company is not aware and (b) the SEC, a court or other finder of fact may determine that the steps that the Company has taken to conduct its inquiry were inadequate and did not constitute reasonable care. If such a finding were made, the Company may lose its ability to rely upon exemptions under Regulation A, and, depending on the circumstances, may be required to register the Offering of the Company’s Common Stock with the SEC and under applicable state securities laws or to conduct a rescission offer with respect to the securities sold in the Offering.

ERISA CONSIDERATIONS

Trustees and other fiduciaries of qualified retirement plans or IRAs that are set up as part of a plan sponsored and maintained by an employer, as well as trustees and fiduciaries of Keogh Plans under which employees, in addition to self-employed individuals, are participants (together, “ERISA Plans”), are governed by the fiduciary responsibility provisions of Title 1 of the Employee Retirement Income Security Act of 1974 (“ERISA”). An investment in the Shares by an ERISA Plan must be made in accordance with the general obligation of fiduciaries under ERISA to discharge their duties (i) for the exclusive purpose of providing benefits to participants and their beneficiaries; (ii) with the same standard of care that would be exercised by a prudent man familiar with such matters acting under similar circumstances; (iii) in such a manner as to diversify the investments of the plan, unless it is clearly prudent not do so; and (iv) in accordance with the documents establishing the plan. Fiduciaries considering an investment in the Shares should accordingly consult their own legal advisors if they have any concern as to whether the investment would be inconsistent with any of these criteria.

Fiduciaries of certain ERISA Plans which provide for individual accounts (for example, those which qualify under Section 401(k) of the Code, Keogh Plans and IRAs) and which permit a beneficiary to exercise independent control over the assets in his individual account, will not be liable for any investment loss or for any breach of the prudence or diversification obligations which results from the exercise of such control by the beneficiary, nor will the beneficiary be deemed to be a fiduciary subject to the general fiduciary obligations merely by virtue of his exercise of such control. On October 13, 1992, the Department of Labor issued regulations establishing criteria for determining whether the extent of a beneficiary’s independent control over the assets in his account is adequate to relieve the ERISA Plan’s fiduciaries of their obligations with respect to an investment directed by the beneficiary. Under the regulations, the beneficiary must not only exercise actual, independent control in directing the particular investment transaction, but also the ERISA Plan must give the participant or beneficiary a reasonable opportunity to exercise such control, and must permit him to choose among a broad range of investment alternatives.

Trustees and other fiduciaries making the investment decision for any qualified retirement plan, IRA or Keogh Plan (or beneficiaries exercising control over their individual accounts) should also consider the application of the prohibited transactions provisions of ERISA and the Code in making their investment decision. Sales and certain other transactions between a qualified retirement plan, IRA or Keogh Plan and certain persons related to it (e.g., a plan sponsor, fiduciary, or service provider) are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of a qualified retirement plan, IRA or Keogh Plan may cause a wide range of persons to be treated as parties in interest or disqualified persons with respect to it. Any fiduciary, participant or beneficiary considering an investment in Shares by a qualified retirement plan IRA or Keogh Plan should examine the individual circumstances of that plan to determine that the investment will not be a prohibited transaction. Fiduciaries, participants or beneficiaries considering an investment in the Shares should consult their own legal advisors if they have any concern as to whether the investment would be a prohibited transaction.

Regulations issued on November 13, 1986, by the Department of Labor (the “Final Plan Assets Regulations”) provide that when an ERISA Plan or any other plan covered by Code Section 4975 (e.g., an IRA or a Keogh Plan which covers only self-employed persons) makes an investment in an equity interest of an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the underlying assets of the entity in which the investment is made could be treated as assets of the investing plan (referred to in ERISA as “plan assets”). Programs which are deemed to be operating companies or which do not issue more than 25% of their equity interests to ERISA Plans are exempt from being designated as holding “plan assets.” Management anticipates that we would clearly be characterized as an “operating” for the purposes of the regulations, and that it would therefore not be deemed to be holding “plan assets.”

Classification of our assets of as “plan assets” could adversely affect both the plan fiduciary and management. The term “fiduciary” is defined generally to include any person who exercises any authority or control over the management or disposition of plan assets. Thus, classification of our assets as plan assets could make the management a “fiduciary” of an investing plan. If our assets are deemed to be plan assets of investor plans, transactions which may occur in the course of its operations may constitute violations by the management of fiduciary duties under ERISA. Violation of fiduciary duties by management could result in liability not only for management but also for the trustee or other fiduciary of an investing ERISA Plan. In addition, if our assets are classified as “plan assets,” certain transactions that we might enter into in the ordinary course of our business might constitute “prohibited transactions” under ERISA and the Code.

Under Code Section 408(i), as amended by the Tax Reform Act of 1986, IRA trustees must report the fair market value of investments to IRA holders by January 31 of each year. The Service has not yet promulgated regulations defining appropriate methods for the determination of fair market value for this purpose. In addition, the assets of an ERISA Plan or Keogh Plan must be valued at their “current value” as of the close of the plan’s fiscal year in order to comply with certain reporting obligations under ERISA and the Code. For purposes of such requirements, “current value” means fair market value where available. Otherwise, current value means the fair value as determined in good faith under the terms of the plan by a trustee or other named fiduciary, assuming an orderly liquidation at the time of the determination. We do not have an obligation under ERISA or the Code with respect to such reports or valuation although management will use good faith efforts to assist fiduciaries with their valuation reports. There can be no assurance, however, that any value so established (i) could or will actually be realized by the IRA, ERISA Plan or Keogh Plan upon sale of the Shares or upon liquidation of us, or (ii) will comply with the ERISA or Code requirements.

The income earned by a qualified pension, profit sharing or stock bonus plan (collectively, “Qualified Plan”) and by an individual retirement account (“IRA”) is generally exempt from taxation. However, if a Qualified Plan or IRA earns “unrelated business taxable income” (“UBTI”), this income will be subject to tax to the extent it exceeds $1,000 during any fiscal year. The amount of unrelated business taxable income in excess of $1,000 in any fiscal year will be taxed at rates up to 36%. In addition, such unrelated business taxable income may result in a tax preference, which may be subject to the alternative minimum tax. It is anticipated that income and gain from an investment in the Shares will not be taxed as UBTI to tax exempt shareholders, because they are participating only as passive financing sources.

INVESTOR ELIGIBILITY STANDARDS

The Shares will be sold only to a person who is not an accredited investor if the aggregate purchase price paid by such person is no more than 10% of the greater of such person’s annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of Shares. Investor suitability standards in certain states may be higher than those described in this Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons.

Each investor must represent in writing that he/she meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she is purchasing the Shares for his/her own account and (ii) he/she has such knowledge and experience in financial and business matters that he/she is capable of evaluating without outside assistance the merits and risks of investing in the Shares, or he/she and his/her purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the Shares. Transferees of Shares will be required to meet the above suitability standards.

_________________________________________________________

SECTION F/S

FINANCIAL STATEMENTS

_________________________________________________________

Form 1-K for year end 2017 with Audited Financial Statements available for review at:

https://www.sec.gov/Archives/edgar/data/1646269/000164626918000009/brewdogform1k.htm

Form 1-K for year end 2018 with Audited Financial Statements available for review at:

https://www.sec.gov/Archives/edgar/data/1646269/000170373219000002/brewdogonek.htm

Form 1-S/A with Interim Financial Statements as of June 30, 2019 is available for review at: https://www.sec.gov/Archives/edgar/data/1646269/000164626919000004/brewdog20191sa.htm

PART III: EXHIBITS

Index to Attached Exhibits

Broker-Dealer Services Agreement with Dalmore Group, LLC	Item 17.1	1A-1A
Commission Sharing Agreement with StartEngine Primary	Item 17.1	1A-1B
Form of Subscription Agreement	Item 17.4	1A-4
Escrow Agreement (PrimeTrust and Dalmore Group, LLC)	Item 17.4	1A-8A
Escrow Agreement (PrimeTrust and StartEngine Primary)	Item 17.4	1A-8B

Index to Linked Exhibits

Charters (including amendments)	Item 17.2	1A-2A
Bylaws	Item 17.2	1A-2B
Consent of Independent Auditors	Item 17.11	1A-11
Legal Opinion of Kendall Almerico, Kendall A. Almerico P.A.	Item 17.12	1A-12
Testing The Waters	Item 17.6	1A-13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this supplement to its offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on April 27, 2020.

BrewDog USA, Inc.

By:  /s/ Jason Block

Chief Executive Officer

April 27, 2020

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:  /s/ James Watt

James Watt

President and Director

April 27, 2020

By:  /s/ Neil Simpson

Neil Simpson

Chief Financial Officer and Director

April 27, 2020

By:  /s/ Alan Martin Dickie

Alan Martin Dickie

Chief Operations Officer and Director

April 27, 2020

ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

The undersigned hereby authenticate, acknowledge and otherwise adopt the typed signatures above and as otherwise appear in this filing and Offering.

By:  /s/ Jason Block

Jason Block

Chief Executive Officer

April 27, 2020

By:  /s/ James Watt

James Watt

President and Director

April 27, 2020

By:  /s/ Neil Simpson

Neil Simpson

Chief Financial Officer and Director

April 27, 2020

By:  /s/ Alan Martin Dickie

Alan Martin Dickie

Chief Operations Officer and Director

April 27, 2020

_____________________________________________________________________________

EXHIBIT 1A-1A

BROKER-DEALER SERVICES AGREEMENT WITH

DALMORE GROUP LLC

_____________________________________________________________________________

BROKER-DEALER SERVICES AGREEMENT

This Broker-Dealer Selling Agreement (this “Agreement”) is made and entered into as of April 27, 2020 by and between Dalmore Group, LLC, with its principal place of business at 525 Green Place Woodmere, NY 11598 (“Dalmore”, “us, “our”, or “we”) and BrewDog USA, Inc. with its principal place of business at 96 Gender Road, Canal Winchester, OH 43110 (“Issuer” “you” or “your”) (Dalmore and Issuer being referred to individually as a “Party“ and collectively as “Parties“ herein).

RECITALS:

WHEREAS, Dalmore is a registered broker-dealer in good standing with NYSE/FINRA/SIPC providing administrative, compliance, and other services for market participants, including issuers conducting offerings of securities pursuant to federal and state laws and regulations, in compliance with SEC and FINRA rules, including, but not limited to, Regulation A (also known as “Regulation A+”). Additionally, Dalmore has developed proprietary administrative and technology methods and tools, performed third-party technology integrations with trusted vendors, and developed operational and compliance business methods to provide administrative and technology related functions in connection with issuers raising capital (together with Section 3(a) below, the “Services”); and

WHEREAS, Issuer is undertaking a capital raising effort pursuant to federal and/or state laws, and in compliance with the rules and regulations of SEC, FINRA, and all other applicable agencies and regulatory bodies, hereby entitled the BrewDog USA, Inc. Regulation A+ Tier 2 Offering (“Offering”); and,

WHEREAS, Issuer wishes to engage Dalmore to perform the Services in connection with the Offering, but not for underwriting or placement agent services (except as noted below). as defined by any law, regulation, agency or regulatory body.

THEREFORE, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT:

1.The recitals set forth above are true and correct and incorporated herein as if set forth at length.

2.Engagement:

A.Issuer hereby engages and retains Dalmore to perform the Services on Issuer’s behalf and for investors who are represented by and at the discretion of the Issuer, who wish to invest in the Offering. Dalmore shall perform the Services during the Offering period until the earlier of the completion or cancellation of the Offering or the termination of this Agreement. Dalmore hereby accepts such retention.

B.Dalmore will serve as the broker-dealer of record for the Issuer referred investors participating in the Offering, being conducted directly by Issuer on a best efforts basis, and to render such Services consistent with the services it generally provides.

C.Issuer and/or Issuer’s agents agree to provide Dalmore with due diligence materials as it reasonably requests, and as more particularly described on Exhibit A attached hereto and made a part hereof. Dalmore’s provision of any Services under this Agreement is subject to the satisfactory completion of its due diligence.

D.Dalmore will not advise Issuer with the Offering, and will accept the Offering terms and structure as determined solely and exclusively by Issuer and its advisers in meeting its capital needs. Issuer and/or Issuer’s agents will provide Dalmore with the Offering materials and disclosures, including the investor subscription agreement and the Offering Circular or private placement memorandum, or similar documents. Under no circumstances shall any communication, whether oral, written or otherwise, be construed or relied on by Issuer as advice from Dalmore. Issuer unequivocally agrees that Dalmore does not, will not, and has not at any time provided any securities, securities offering, legal, tax or accounting advice to Issuer related to the Regulation A+ Offering, and that any communications related to the Offering and to Issuer’s business, in general, are deemed to be casual conversation, and Issuer represents that it will rely solely on the advice of its own securities, legal, tax, and financial professionals.

3.Services and Responsibilities:

A.Dalmore Responsibilities — Dalmore agrees to:

i.Accept investor data from the Issuer, generally via a reputable software system or technology provider, but also via other means as may be established by mutual agreement;

ii.Dalmore will process potential investors, including, but not limited to, running reasonable background checks for anti- money laundering and PATRIOT Act purposes (together, “AML”), as well as comply with Know Your Customer (“KYC”) rules;

iii.Review and process information from potential investors, including but not limited to running reasonable background checks for AML, IRS tax fraud identification and purposes, and to gather and review responses to customer identification information;

iv.Review the subscription agreement the potential investor is entering into to confirm their participation in the Offering and determine, in our sole and absolute discretion, whether to accept the use of the subscription agreement for the potential investor’s participation;

v.Contact the Issuer and/or the Issuer's agents, if needed, to gather additional information or clarification from prospective investors;

vi.Warrant that we are properly licensed to conduct securities business in the state of the investor’s residence;

vii.Warrant that we are an SEC registered, FINRA member, SIPC insured firm in good standing and licensed to conduct securities business;

viii.Warrant that our personnel who execute and process the transaction are appropriately licensed securities representatives and/or principals, as required by regulations for the business being conducted;

ix.Not compensate any unregistered person with any fees based upon the amount or success of any investment in the Offering;

x.Provide the Issuer with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions;

xi.Provide Issuer and/or the Issuer’s agents with prompt notice for investors and/or transactions we believe they should decline to accept based on our compliance process;

xii.File the necessary broker-dealer forms with FINRA as soon as reasonably practicable after the Issuer and/or Issuer’s agent file or submit documents related to the Offering to the SEC;

xiii.Maintain required files and records;

xiv.Not solicit or sell investors any other services or investment products related to this Offering;

xv.Not provide any investment advice nor any investment recommendations to any investor (declining to accept a transaction is not considered investment advice or a recommendation for purposes of this Agreement) related to this Offering, unless an additional contract for such services is entered into, and incorporated by reference into this Agreement;

xvi.Keep investor details and data confidential and not disclose to any third-party except as required by regulators, by law or in our performance under this Agreement;

xvii.Transmit data to the Issuer's transfer agent in the form of book- entry data for maintaining the Issuer's responsibilities for managing investors and record keeping; and

B.Issuer Responsibilities — Issuer agrees to:

i.Refer investors, at its sole and arbitrary discretion, to Dalmore so that Dalmore may perform the Services as described herein on behalf of Issuer and its clients;

ii.Internally and operationally develop programs and policies to give effect to this objective;

iii.Educate and orientate all Issuer staff on the purposes and goals of this Agreement;

iv.Ensure investors understand they are making a “self-directed” decision, and provide Dalmore with all KYC and AML details and data that we reasonably request and require to meet our regulatory responsibilities and as needed pursuant to our operating policies and procedures;

v.Immediately, but not later than within one (1) business day, notify Dalmore with details of any notices, requests, complaints or actions of or by any regulators, law enforcement, investors, trade associations or legal counsel regarding the Offering;

vi.Ensure non-accredited investors do not exceed their permitted limits when participating in the Offering;

vii.Ensure that you and your staff understand that you, as Issuer, will have a direct relationship with your investors;

viii.Where required by law, establish an escrow account with an unaffiliated bank who is retained to act as escrow agent and in compliance with all laws, rules, and regulations, and specifically SEC Rule 15c2-4, and to ensure that (a) the purchase price is promptly deposited into a separate bank account until the contingency has occurred, and (b) the funds are held by a bank under a written escrow agreement;

ix.If an escrow account is not required by law, establish a bank account acceptable to Dalmore that is retained to hold funds in compliance with all laws, rules, and regulations, and to ensure that (a) the purchase price is promptly deposited into a bank account and (b) the funds are held by the bank until release of said funds are approved by the Issuer after all compliance is completed by Dalmore for investors who have paid said funds;

x.Ensure that you file required forms or documents with the SEC, with state securities departments, and with other all other regulatory authorities as required for the Offering being conducted and the general business of Issuer and represents and understands that Dalmore does not file Blue Sky state notices, SEC registration documents or regulatory reports on behalf of Issuer other than as stated in our responsibilities in subpart 3(A) above;

xi.Not compensate any unregistered person directly or indirectly with any fees, commissions or other consideration based upon the amount, sale of securities or success of an Offering;

xii.Include language in your investor subscription agreement that discloses Issuer is paying broker-related administrative and technology fees in connection to this Offering, some of which will be paid out of escrow against net funds due to the Issuer upon any closing;

xiii.Maintain and ensure that you and your agents or employees are properly registered and compliant with applicable state and federal law and agencies or regulatory bodies, and to obtain all authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental and regulatory bodies necessary to perform your obligations hereunder and to your investors specifically, and to your business generally.

xiv.Ensure the marketing and promotional activities you engage in, as related to the Offering, are fair and balanced and in compliance with all applicable laws, rules and regulations, including regulatory guidance and industry best practices.

xv.Comply with the requirements of all applicable laws, rules, and regulations when soliciting investors for the Offering.

xvi.Compensate any person for directly selling securities only if such person is associated with a FINRA member broker-dealer and is appropriately registered with both the SEC and the state(s) in which the investors reside.

C.The Issuer represents that it is familiar with and is not subject to any “bad actor” disqualification provisions contained in any applicable law, rule, or regulation that would disqualify the Offering from reliance on any law, rule, or regulation, and that it or any other relevant person (such as underwriters, placement agents, and the directors, officers and significant shareholders of the issuer) has not experienced a disqualifying event or other violations of any applicable law, rule, or regulation. Specifically, Issuer is familiar with Rule 262 of Regulation A, and Issuer agrees it and all relevant persons has, does and will comply with such rule, and that it will promptly notify Dalmore in the event any disqualification or disclosure event occurs, is likely to occur, or comes to the Issuer’s or Issuer’s agent’s knowledge during the course of this Offering.

4.Compensation: For services provided under this Agreement, the terms and payments shall be as follows:

A.Facilitation Fees: Facilitation fees, as detailed in Exhibit B, which is incorporated herein, are those that are not conditional upon a specific amount being invested or raised, or the successful closing of the Offering or any other event and are payable to Dalmore regardless of result. All fees payable to Dalmore are facilitation fees and are payable to Dalmore regardless of result. Facilitation fees are charged to Issuer at the time the Services are requested (not completed or acted upon) and are nonrefundable.

B.Exceptions: Fees may be negotiated on a case-by-case basis with Dalmore principals and such agreements must be evidenced in writing. For these purposes, an email from Dalmore to Issuer will constitute sufficient evidence of an alteration to Exhibit B. Any negotiated alteration to the Exhibit B is considered to be a specific, one-time exception and shall not be interpreted to be, or constitute as, an amendment or general waiver of Exhibit B or other terms of this Agreement.

C.Expenses: Issuer shall reimburse Dalmore for any out-of-pocket expenses incurred by us in relation to the Services we provide under this Agreement. Any individual expense more than $500 shall require the prior written approval of Issuer, with email considered an acceptable form of writing. Such expenses are non-contingent and due and payable to Dalmore at the time they are incurred. Under no circumstances will the total out-of-pocket expenses to be reimbursed by the Issuer exceed $10,000.00, not including the FINRA 5110 filing fee and non-refundable due diligence flat fee paid pursuant to Exhibit B, Paragraph 2.

D.Payment Terms: Dalmore will be paid its facilitation fees by the Issuer via ACH-debit or such other method authorized by the Issuer. Dalmore shall maintain the blotters, books and records of business transacted and amounts due to Dalmore thereunder. The Parties shall have the reasonable right to obtain documentation concerning the details of the payments due.

E.Syndication/Selling Partners: If Issuer, either directly or through Dalmore, enters into selling agreements with any other broker-dealer(s), then Dalmore may charge Issuer for fees due to other parties, so that Dalmore may remit applicable fees to those parties as needed. Issuer acknowledges and unequivocally agrees that Dalmore may have fee-sharing agreements with such syndication partners, which in no way affect the compensation that is due to Dalmore under this Agreement. In no event shall fee-sharing arrangements with syndication partners be interpreted to mean that Dalmore is underwriting or leading the Offering, as Dalmore does not provide these services under this Agreement. Rather, the fee sharing arrangement relates to

Services for and administration of the Offering, and other bookkeeping and remittance services provided by Dalmore for Issuer’s convenience.

5.Non-Exclusivity, No Underwriting: Dalmore is not underwriting the Offering. Issuer may, in its sole discretion, offer the opportunity to any broker-dealer(s) to participate in the syndicate and compensate them for selling, advisory, underwriting and other services. This Agreement is otherwise non-exclusive and shall not be construed to prevent either party from engaging in any business activities.

6.Limited License of Trademarks: During the term of this Agreement, Issuer generally has the option to use Dalmore’s name, logo and trademarks on its website and other marketing materials to disclose that Dalmore is acting as a registered broker-dealer, so long as the use of Dalmore’s name, logo or trademarks cannot be construed that the Offering or any transaction is endorsed, recommended, or vetted by Dalmore, or that Issuer or its agents are authorized to act as an agent or a representative of Dalmore.

7.Independent Contractor: It is agreed that Dalmore and Issuer are independent contractors for the business and Services provided hereunder. Under no circumstances shall this Agreement be deemed to imply or infer that Issuer and Dalmore have anything other than an arm’s length and independent relationship. Both Dalmore and Issuer shall be individually responsible and liable for their own respective federal, state, local and other taxes or fees, as well as all costs associated with their businesses.

8.Term and Termination: This Agreement is effective beginning with the date set forth above, and unless terminated shall continue for as long as the Offering remains open and active.

A.Either Party may terminate this Agreement without cause by giving ten (10) days written, email notice to the other at any time. Such termination shall only affect future business and not apply to transactions or other business conducted prior to the date of termination;

B.Either Party may terminate their participation in this Agreement with cause by giving two (2) business days written, email notice to the other at any time setting forth the “for cause” basis for termination. Unless such “for cause” basis is cured within five (5) days after notice, the termination shall then become in full force and effect;

C.In the event of any termination, unless such termination is for cause (including any regulatory actions or investigations, or complaints filed by investors or persons associated with the issuer or the Offering, collectively “for cause”) the Parties shall cease referring and processing investors;

D.Provided, however, that no termination of this Agreement shall deprive Dalmore of any fees to which it is entitled pursuant to this or any other operative agreement and, specifically, Dalmore shall remain entitled to any fees for any services rendered prior to, or for any fees accrued, but not yet paid, as of such termination.

9.Indemnification: Each Party (each, an “Indemnifying Party”) shall indemnify, hold harmless, and defend the other Party and such other Party’s officers, directors, employees and agents (each such person, an “Indemnified Party”) against any losses, claims, damages or liabilities, joint or several, and expenses (including, without limitation, reasonable attorney’s fees, incurred by such Indemnified Party in connection with investigating or defending against such loss, claim, damage, liability or action) to which any Indemnified Party may become subject (a “Claim”), insofar as such Claim (or actions in respect thereof) arises out of a material breach of any of the covenants, agreements, representations or warranties of the Indemnifying Party contained in this Agreement or the Indemnifying Party’s actions or obligations. As a condition to being indemnified under this Agreement, the Indemnified Party shall: (i) promptly notify the Indemnifying Party of the Claim; (ii) allow the Indemnifying Party control of the defense and settlement of a Claim; and (iii) provide assistance, at the Indemnifying Party’s expense, in defending or settling the Claim.

10.Confidentiality and Mutual Non-Disclosure: It is acknowledged that in the performance of this Agreement each party may become aware of and/or in possession of confidential, nonpublic information of the other party. Except as necessary in this Agreement’s performance, or as authorized in writing by a Party or by law, the Parties (and their affiliated persons) shall not disclose or make use of such non-public information. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Issuer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require Dalmore to maintain copies of practically all data, including communications and Offering materials, regardless of any termination of this Agreement. Notwithstanding the foregoing, information which is, or was, in the public domain (including having been published on the internet) is not subject to this section.

11.Notices: All notices given pursuant to this Agreement shall be in writing and sent via email to Etan Butler, Chairman, Dalmore Group LLC, at etan@dalmorefg.com and to Issuer via Jason Block at Jason.block@brewdog.com.

12.Binding Arbitration, Applicable Law and Venue, Attorneys Fees: This Agreement is governed by, and will be interpreted and enforced in accordance with the regulations of the SEC and FINRA, and laws of the State of New York, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the Financial Industry Regulatory Authority (“FINRA”), with venue in New York, New York. Each of the Parties hereby consents to this method of dispute resolution, as well as jurisdiction, and waives any right it may have to object to either the method, venue or jurisdiction for such claim or dispute. Any award an arbitrator makes will be final and binding on all Parties and judgment on it may be entered in any court having jurisdiction. Furthermore, the prevailing Party shall be entitled to recover damages plus reasonable attorney’s fees.

13.Entire Agreement, Amendment, Severability and Force Majeure: This Agreement contains the entire agreement between Issuer and Dalmore regarding the subject matter hereof. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no Party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of regulators, acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes. This Agreement may be amended only by a writing signed by both Parties and may not be assigned without the written consent of the other Party.

14.Taxpayer Identfication: Section 6109 of the Internal Revenue Code requires us to provide you with our Taxpayer Identification Numbers (TIN).

Company Name:Dalmore Group, LLC

Contact:Etan Butler

Address:525 Green Place Woodmere, NY 11598

Tax ID Number (EIN):20-2658095

[X]We are exempt from backup withholding.

Under penalties of perjury, Dalmore hereby certifies that the number shown above is our correct taxpayer identification number, that we are not subject to backup withholding, and that we are a U.S. person.

15.Counterparts: This Agreement may be executed in any number of counterparts and will be binding when it has been executed and delivered by the last signatory hereto to execute a counterpart. A facsimile or electronic transmission of a signature shall be deemed to constitute an original signature for purposes of this Agreement. Issuer and Dalmore hereby consent and agree that electronically signing this Agreement constitutes each parties signature, acceptance and agreement as if signed in writing.

16.Acknowledgment: The wording of this Agreement was reviewed and accepted by each Party and their legal counsel prior to execution. It shall be deemed that this Agreement was drafted equally by the Parties, and neither Party shall be entitled to have any wording of this Agreement construed for or against the other Party in the event of any dispute arising in connection with this Agreement. Further, the undersigned warrant and represent that in executing this Agreement, they have full authority to execute the Agreement and bind themselves and others hereto. The Parties further represent that they have been independently represented by counsel of their own choice and that each Party has made a full investigation in the facts surrounding the Agreement and that each enters into this Agreement based upon that investigation and upon the advice of their respective counsel.

[REMAINDER OF PAGE INTENTIONALLY BLANK] [SIGNATURE PAGE FOLLOWS]

The parties have entered into this Agreement as of the day and date set forth above.

BrewDog USA, Inc.Dalmore Group, LLC

By: ____________________________By: ____________________________

Name: Jason BlockName: Etan Butler

Title: CEOTitle: Chairman

E-mail: jason.block@brewdog.comE-mail: etan@dalmorefg.com

EXHIBIT A

Due Diligence Materials

1.Bad Actor (230.262 Disqualification provisions) checks for all natural persons or entities;

2.Filings made by the Issuer and/or Issuer’s agent to the SEC or state regulatory authorities related to this Offering;

3.All other due diligence materials to be requested by Dalmore or any third party affiliate of Dalmore related to due diligence.

EXHIBIT B

FACILITATION FEE SCHEDULE

1.Fee structure for capital raised:

a.Five percent (5.00%) of capital raised up to the first $10 million raised;

b.for all capital raised between $10,000,001 and $15,000,000, a fee of 5.5%;

c.for all capital raised between $15,000,001 and $20,000,000, a fee of 6.0%;

d.for all capital raised between $20,000,001 and $25,000,000, a fee of 6.5%;

e.for all capital raised between $25,000,001 and $30,000,000, a fee of 7.0%;

f.for all capital raised between $30,000,001 and $35,000,000, a fee of 7.5%;

g.for all capital raised between $35,000,001 and $39,000,000, a fee of 8.0%.

2.   FINRA 5110 filing fee, $39 million X 0.015% + $500 = $6,350.00, and a non- refundable due diligence flat fee of $6,500.00 due and payable upon the signing of this agreement.

3.If FundAmerica/Prime Trust (“FA/PT”) is used in the offering, subject to change if FA/PT has changed their fee structure when they are contracted to provide services to issuer:

a.Technology fees: $500 one-time FA/PT technology set-up fee, $500 per month per web site FA/PT Invest-Now button and API integrations, includes Plug’n Play transaction engine, eSignature system, NACHA debit authorization, dashboard tools & reports, syndication tools, automated email notification system;

b.FA/PT $25 per batch Accounting Batch Fee (one-time fee per distribution batch);

c.FA/PT AML fees of $2 per US individual, $5 per US entity or CA/UK Individual, $60 per non-US/UK individual, $75 per non-US entity;

d.FA/PT escrow fees: $500 one-time escrow account set-up fee, $25 per month account fee;

e.FA/PT transaction fees: ACH/BAC fees of $1 per transaction processing fee,

$5.00 per ACH exception fee, $15 per US wire, $35 per non-US wire, $10 per US check, $2.50 per transaction accounting fee;

f.FA/PT Issuer Reconciliation & Cash Management fees: On all funds raised on a monthly basis, a fee of 50bps on all funds raised during that month (not cumulative funds) and capped at $4,000 per month;

g.Issuer Bad Actor checks: $45 per US control person (or US entity), $100 per non-US control person, $160 per non-US control person (entity);

h.In addition, if credit or debit cards are accepted, the merchant services provider will charge approximately 4 - 4.5% per transaction processing fee US credit cards, 5% per transaction processing fee non-US credit cards.

4.If companies other FA/PT are used in the offering to provide similar services to those offered by FA/PT, those additional companies’ fee schedules will replace those set out in 3(a)-

(h) above.

_____________________________________________________________________________

EXHIBIT 1A-1B

COMMISSION SHARING AGREEMENT WITH

START ENGINE PRIMARY

_____________________________________________________________________________

COMMISSION SHARING AGREEMENT

This Commission Sharing Agreement (the “Agreement”), dated as of April 27, 2020 is by and between Dalmore Group LLC (“Dalmore”) and StartEngine Primary LLC (“StartEngine”), (each a “Party,” and together, the “Parties”).

WHEREAS, Dalmore is a registered broker-dealer with the Financial Industry Regulatory Authority (“FINRA”);

WHEREAS, StartEngine is a registered broker-dealer with FINRA;

WHEREAS, Dalmore is engaged to act as the managing broker-dealer by BrewDog USA (“Client”), to raise capital in a securities offering (the “Offering”) as set forth in a Broker-Dealer Services Agreement dated April 27,2020, and under such Broker-Dealer Services Agreement, Dalmore shall be permitted to add broker-dealers to the Offering and such added broker-dealer shall be subject to the indemnification provided by the Client to the same extent as the indemnification provided by Client to Dalmore;

WHEREAS, Dalmore desires to enter into this Agreement with StartEngine to assist Client in raising capital; and

WHEREAS Dalmore and StartEngine have agreed that, as compensation for services provided by StartEngine, Dalmore will share a portion of commissions it receives from the Offering with StartEngine for transactions directly resulting from StartEngine’s investor introductions and website referrals; and

WHEREAS, the Parties desire to set forth the terms and conditions herein.

NOW THEREFORE, in consideration of the mutual covenants and obligations set forth in this Agreement, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, the Parties agree as follows:

1.Recitals Incorporated. The foregoing recitals are incorporated herein and made a part hereof.

2.StartEngine Services.

a.StartEngine shall market to and refer potential Investors (each, an “Investor” and collectively, the “Investors”) to Dalmore for trade review and compliance for said potential Investors that may have an interest in providing debt or equity capital (each, a “Transaction”) to the Client on terms and conditions to be set out in Client’s relevant securities offering documents (collectively, the “StartEngine Services”). Dalmore acknowledges that StartEngine makes no guaranties, assurances or representations to either Dalmore or the Client that StartEngine will be able to find any Investors, or that any Transaction with the Client will be completed.

b.StartEngine shall conduct the StartEngine Services at all times in accordance with the relevant federal and state securities laws and regulations.

CT01/MCCUP/237206.3CF

c.StartEngine shall submit any and all advertising (if any) created in connection with the provision of the StartEngine Services to Dalmore for review at least three (3) business days prior to use.

d.StartEngine shall immediately notify Dalmore of any change in StartEngine’s legal status or registration with any federal or state securities regulator that could impact Dalmore or the provision of the StartEngine Services.

e.Dalmore may engage StartEngine to provide other services, including transfer agent services, pursuant to terms which shall be mutually agreed to in writing between StartEngine and Dalmore.

3.Dalmore Services. Dalmore will provide execution services and/or investment banking services for Transactions provided that: (i) Investors comply with all of Dalmore’s terms and conditions; (ii) each Investor is subject to Dalmore approval in its sole discretion; and (iii) such Investors enter into agreements with Dalmore governing the terms and conditions for provision of services by Dalmore (the “Dalmore Services”) and remain in compliance thereof. Neither Dalmore nor its owners, affiliates, officers, directors, advisory committees, agents, employees, associated persons, licensors or other third parties providing services on their behalf will be liable to StartEngine, the Investor or any other person or entity for any damage, cost or expense of any nature or from any cause whatsoever, whether direct, special, incidental or consequential, arising out of, or related to: (i) any Investor’s use of StartEngine Services; or (ii) Dalmore’s refusal to accept, display, execute, clear and/or settle any order entered or executed or attempted to be entered or executed by any Investor.

Dalmore makes no warranty, express or implied, including, without limitation, any implied conditions or warranties or merchantability or fitness for a particular use or purpose, any implied warranty arising from trade usage, course of dealing or course of performance, and of any other warranty or obligation with respect to the Dalmore Services or any software or other equipment made available to any Investor by Dalmore and all such other warranties are hereby disclaimed.

4.Commission Sharing. In the event the Client consummates any Transaction with any investor, individual or entity originated by StartEngine, during the term of the Broker-Dealer Services Agreement and while this Commission Sharing Agreement is in full force and effect, and such a transaction generates the 7% cash commission referenced in the Broker-Dealer Services Agreement, Dalmore agrees to share such commission on the following schedule:

2% - Dalmore

5% - StartEngine

In the event the Client consummates any Transaction with any investor, individual or entity originated by StartEngine, during the term of the Broker-Dealer Services Agreement and while this Commission Sharing Agreement is in full force and effect, and such a transaction generates the 0% warrant commission referenced in the Broker-Dealer Services Agreement, Dalmore agrees to share such warrant commission on the following schedule:

0% - Dalmore

0% - StartEngine

In order for the commissions to be shared, the following items are to be confirmed before fees shall be distributed to StartEngine:

a.StartEngine is a broker/dealer in good standing with FINRA;

b.StartEngine is approved, per its Membership Agreement with FINRA, to act as a placement agent for Regulation A securities;

c.The Investors for whom the commissions are payable are identifiable as having been originated by StartEngine through an electronic means of tracking such investors, or through any alternative means agreed to by the Parties in writing; and

d.StartEngine is compliant with all applicable federal and state requirements, and StartEngine and its registered representatives have satisfied registration requirements in each state in which it plans to solicit;

Upon receipt of the above confirmation to Dalmore, commissions shall be due to StartEngine within five (5) business days of receipt by Dalmore of said commissions following a disbursement of funds from escrow or otherwise by the Client. If no fees are received by Dalmore, StartEngine shall receive no compensation for its services. Dalmore shall not be responsible for any out-of-pocket expenses incurred by StartEngine in connection with rendering the StartEngine Services other than fees payable to FINRA with respect to review of advertising materials. StartEngine and Dalmore understand and agree that disbursement of commissions from escrow or otherwise dependent on the Client and the terms of each offering, and that shared commissions will only be paid to StartEngine by Dalmore after Dalmore actually receives its fees or commissions from Client.

5.Compliance with Securities Laws and Regulations. Each Party shall be responsible for compliance with all applicable federal, state and local securities laws and regulations, including all applicable rules of self-regulatory organizations (together “Securities Regulations”). To the extent that either Party fails to comply with Securities Regulations, it shall indemnify the other Party from any costs, fees, expenses, penalties, fines or damages resulting from the violation. In the event StartEngine is requested or required to assist Dalmore or the Client, provide testimony or respond to a subpoena, in connection with any action, claim, suit, proceeding or regulatory filing or investigation (an “Action”) related to or arising out of this Agreement, StartEngine will cooperate with the Client or Dalmore and their respective counsel.

A.StartEngine agrees to indemnify and hold harmless Dalmore and its officers, managers, agents, employees and registered representatives (collectively for purposes of this Section 5, “iQ”) and from and against any claims, losses or damages (“Damages”) related to or arising out of the breach of its obligations under this Agreement or the services to be performed by StartEngine hereunder and will reimburse iQ for their reasonable out-of-pocket expenses (including reasonable attorneys' fees and expenses) as they are incurred in connection with investigating, preparing, or defending any Action related thereto, including to enforce this Agreement, whether or not iQ is a party to the Action. StartEngine will not, however, be responsible for any Damages or expenses related thereto (i) that have resulted from bad faith, intentional misconduct or gross negligence of iQ, (ii) that have resulted from any settlement entered into by iQ which results in liability for StartEngine without the written consent of StartEngine (which consent shall not be unreasonably withheld) or (iii) that are exemplary, punitive, incidental, consequential or indirect damages. iQ will indemnify and hold harmless StartEngine and its directors, officers, agents, affiliates and employees of StartEngine from and against all losses, claims damages, liabilities and expenses that result from bad faith, gross negligence, breach of its obligations under this Agreement, or unauthorized representations of iQ. iQ will not, however, be responsible for any Damages or expenses related thereto (i) that have resulted from bad faith, intentional misconduct or gross negligence of StartEngine, (ii) that have resulted from any settlement entered into by StartEngine which results in liability for iQ without the written consent of iQ (which consent shall not be unreasonably withheld) or (iii) that are exemplary, punitive, incidental, consequential or indirect damages.

B.If the indemnification provided in Section 5 is judicially determined to be unavailable or insufficient, other than by virtue of the express exclusions from StartEngine’s indemnification obligations set forth in Section 5(A) above, then StartEngine will contribute to the Damages and out-of-pocket expenses of any person or entity related to iQ, or the portion hereof that it does not indemnify, in such proportion as is appropriate to reflect the relative benefits received by iQ on the one hand and StartEngine on the other under this Agreement. Section 5 shall be in addition to any rights that iQ may have at common law or otherwise. Nothing in Section 5 shall purport to waive any rights that any person may have under federal or state securities laws the waiver of which is void. The expense reimbursement provisions of this Section 5 are in addition to those set forth in Section 4.

6.Statements. Dalmore shall provide StartEngine with a statement giving details of the commissions to be paid pursuant to this Agreement when shared commissions are paid to StartEngine. If requested by StartEngine, Dalmore will review such statements with StartEngine in order to reconcile any errors. Dalmore reserves the right to disclose all commission payment details to the Client, including but not limited to, the calculation method and the payment method.

7.Confidentiality; No Advertisement. StartEngine and Dalmore agree to keep confidential any information either may acquire as a result of this Agreement regarding the business and affairs of the other (“Confidential Information”), including, without limitation, the identity of each other’s clients, except as otherwise required by law, regulation or legal process, or as otherwise provided in this Section 7. Notwithstanding the foregoing, the term Confidential Information shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by a Party in breach of this Agreement, (ii) was within the possession of the Party on a non-confidential basis prior to it being furnished pursuant to this Agreement, (iii) becomes available to a Party on a non-confidential basis from a source other than the disclosing Party;

provided that with respect to clauses (ii) and (iii) above the source of such information is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality, with respect to such information, or (iv) was developed independently of, and without reference to, any Confidential Information. Neither Party shall, without the prior written consent of the other Party, place any advertisement in any media or social media whatsoever or, except as provided herein, make any written or electronic communication addressed to any Client, potential client or other third party if such advertisement or communication in any manner makes reference to the other Party, unless express written permission of the other Party has been obtained.

8.Term. The term of this Agreement shall be for the length of the Client’s Offering (including any transactions finalized after the Client’s Offering closes), unless the Broker-Dealer Services Agreement with Dalmore is terminated by Client, in which case this Agreement shall also terminate, but Dalmore will continue to pay any shared commissions payable to StartEngine for any commissions that Dalmore received after such termination.

9.Access to Information. StartEngine and Dalmore jointly agree to cooperate fully in any securities regulatory investigation or proceeding or judicial proceeding arising in connection with this Agreement, the Broker-Dealer Services Agreement or the Offering. Each Party, upon receipt, will notify the other Party of any customer complaint or notice of any regulatory investigation or proceeding or judicial proceeding in connection with this Agreement, the Broker-Dealer Services Agreement or the Offering. Each Party shall furnish applicable federal and state regulatory authorities with any information or reports in connection with its services under this Agreement which such authorities may request in order to ascertain whether the other Party’s operations are being conducted in a manner consistent with any applicable law, rule or regulation; provided, however, it is agreed that the Party being requested for Confidential Information in such manner will provide the other Party with prompt notice of such requests, provided such notification is legally permitted, so that the Party being requested for such Confidential Information or the Party on behalf of whom such Confidential Information was disclosed may seek a protective or other appropriate remedy, or waive compliance with the confidentiality obligations of Section 7 of this Agreement. If such protective order or other remedy is not obtained and the Party being requested for Confidential Information or any of its applicable representatives are legally compelled to disclose such Confidential Information, or if the non-disclosing Party waives compliance with the confidentiality obligations of Section 7 of this Agreement, the Party being requested for such Confidential Information or its applicable representatives shall furnish only that portion of the Confidential Information which the Party being requested for the information or its applicable representatives have been advised by counsel is legally required. Each Party shall bear its own costs and expenses of complying with any regulatory requests.

10.General.

a.Entire Agreement; Waiver; No Assignment. This Agreement constitutes the complete and exclusive statement of the agreement between the Parties as relates to the subject matter hereof and supersedes all proposals, oral or written, and all other representations, statements, negotiations and undertakings relating to the subject matter. No change in, addition to, or waiver of any of the provisions of this Agreement shall be binding upon either Party unless in writing signed by an authorized representative of such Party. No waiver by either Party of any breach by the other Party of any of the provisions of this Agreement shall be construed as a waiver of any other provision or that provision on any other occasion. Neither Party may assign this Agreement and/or any of its rights and/or obligations hereunder without the prior written consent of the other Party and any such attempted assignment shall be void.

b.Notices. Any notice required or permitted to be given under this Agreement shall be given in writing and shall be deemed to have been delivered and given (a) when delivered personally; (b) three (3) business days after having been sent by registered or certified U.S. mail, return receipt requested, postage and charges prepaid; or (c) one (1) business day after deposit with a commercial overnight courier, with written verification of receipt. All communications will be sent to the following addresses or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 10.

To Dalmore:To StartEngine:

Dalmore Group LLCStartEngine Primary LLC

525 Green Place8687 Melrose Ave 7th Floor - Green

Woodmere, NY 11598Building, Los Angeles, CA 90069

Attn: Etan ButlerAttn: Howard Marks

Email: etan@dalmorefg.comTelephone: 310-963-1789 Email: howard@startengine.com

With a copy to:

Sara Hanks Crowdcheck Law, LLP

[BD Attorney Firm Address]

[BD Attorney Firm City/State/Zip] Telephone: (703) 548 7263

Email: sara@crowdchecklaw.com

c.Severability. In the event any one or more of the provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain in effect and this Agreement shall be read as though the offending provision had not been written.

d.Headings. The captions and headings used in this Agreement are inserted for the convenient reference of the Parties and in no way define, limit or describe the scope or intent of this Agreement or any part hereof.

e.Injunctive Relief. Each Party hereby acknowledges and agrees that damages at law may be inadequate remedies for the breach of this Agreement. Accordingly, each Party agrees that the other Party may be entitled to temporary and permanent injunctive or other equitable relief with respect to any such breach. The rights set forth in this Section 10(e) shall be in addition to any other rights that either Party may have at law or in equity.

f.No Agency Relationship. Neither Party shall hold itself out as an agent of the other. Neither this Agreement, nor any activity thereunder, shall create a general or limited partnership, association, joint venture, branch, or agency relationship between StartEngine and Dalmore.

g.Counterparts. This Agreement may be signed in counterparts, each of which shall be deemed effective as if each Party had signed each of such counterparts.

h.Governing Law. This Agreement shall be subject to and governed by the laws of New York without regard to conflict of laws.

i.Dispute Resolution. The Parties agree to mediate in New York, New York any controversy, claim, or dispute arising between the Parties before resorting to legal action as set forth herein. Mediation fees, if any, shall be divided equally between the Parties. The Parties agree that if any Party commences an action without first attempting to resolve the matter through mediation, or refuses to mediate after a request has been made, then that Party shall not be entitled to recover attorney’s fees, even if said fees would otherwise be available to that Party in any such action. In the event that the parties cannot settle the dispute in mediation, all disputes and controversies relating to or in any way arising out of this Agreement shall be settled by arbitration before and under the rules and auspices of FINRA unless otherwise agreed by the Parties in writing. The award in such arbitration proceeding shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction. The Parties shall each bear their own costs, fees and expenses unless the arbitrators specify otherwise in their award. Any arbitration proceeding shall take place in New York, New York.

j.Authority. The persons executing this Agreement on behalf of StartEngine and Dalmore each warrant that they have full authority to do so and StartEngine and Dalmore each agree that they shall not claim lack of corporate or other authority as a defense in any proceeding in connection with the Agreement.

Remainder of page left intentionally blank – signature page follows

IN WITNESS WHEREOF, each Party has caused the original or a counterpart of the original of this Agreement to be executed as of the date first written above by its duly authorized representative.

Dalmore Group LLC

By:

Name: Etan Butler Title: Chairman

StartEngine Primary LLC

By: :

Name: Howard Marks

EXHIBIT 1A-4

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

Name of Investor:

Jason Block - Chief Executive Officer

Brew Dog USA, Inc.

96 Gender Rd

Canal Winchester, OH 43110

Re: BrewDog USA Inc. - 650,000 Shares of Common Stock (the "Shares")

1. Subscription. The undersigned hereby tenders this subscription and applies to purchase the number of Shares in BrewDog USA Inc., a Delaware corporation (the "Company") indicated below, pursuant to the terms of this Subscription Agreement. The purchase price of each Share is Sixty and No Cents ($60.00) payable in cash in full upon subscription. The undersigned further sets forth statements upon which you may rely to determine the suitability of the undersigned to purchase the Shares. The undersigned understands that the Shares are being offered pursuant to the Offering Circular filed with the Securities and Exchange Commission and its exhibits (the "Offering Circular"). In connection with this subscription, the undersigned represents and warrants that the personal, business and financial information provided to the Company along with this Subscription Agreement or through the websites www.equityforpunksusa.com, www.BrewDog.com and possibly others, is complete and accurate, and presents a true statement of the undersigned's financial condition.

2. Representations and Understandings. The undersigned hereby makes the following representations, warranties and agreements and confirms the following understandings:

(i) The undersigned has received a copy of the Offering Circular, has reviewed it carefully, and has had an opportunity to question representatives of the Company and obtain such additional information concerning the Company as the undersigned requested. All questions of the undersigned have been satisfactorily answered prior to making this investment.

(ii) The undersigned has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto; or the undersigned has utilized the services of his, her or its financial advisor or other investment representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto.

(iii) The undersigned has evaluated the risks of this investment in the Company, including those risks particularly described in the Offering Circular, and has determined that the investment is suitable for him, her or it. The undersigned has adequate financial resources for an investment of this character, and at this time could bear a complete loss of his investment. The undersigned understands that any projections or other forward-looking statements that were made in the Offering Circular are mere estimates and may not reflect the actual results of the Company's operations. The undersigned understands that the Use of Proceeds made in the Offering Circular are estimates, are not binding, and are subject to the Company's discretion, and may not reflect the actual use of proceeds by the Company of the funds they receive from this offering and from your investment.

(iv) The undersigned understands that the Shares are not being registered under the Securities Act of 1933, as amended (the "1933 Act") on the ground that the issuance thereof is exempt under Regulation A of Section 3(b) of the 1933 Act, and that reliance on such exemption is predicated in part on the truth and accuracy of the undersigned's representations and warranties, and those of the other purchasers of Shares.

(v) The undersigned understands that the Shares are not being registered under the securities laws of certain states on the basis that the issuance thereof is exempt as an offer and sale not involving a registerable public offering in such state, since the Shares are "covered securities" under the National Securities Market Improvement Act of 1996. The undersigned understands that reliance on such exemptions is predicated in part on the truth and accuracy of the undersigned's representations and warranties and those of other purchasers of Shares. The undersigned covenants not to sell, transfer or otherwise dispose of a Share unless such Share has been registered under the applicable state securities laws, or an exemption from registration is available.

(vi) The amount of this investment by the undersigned does not exceed 10% of the greater of the undersigned's net worth, not including the value of his/her primary residence, or his/her annual income in the prior full calendar year, as calculated in accordance with Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended, unless the undersigned is an "accredited investor," as that term is defined in Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended, or is the beneficiary of a fiduciary account, or, if the fiduciary of the account or other party is the donor of funds used by the fiduciary account to make this investment, then such donor, who meets the requirements of net worth, annual income or criteria for being an "accredited investor."

(vii) The undersigned has no need for any liquidity in this investment and is able to bear the economic risk of his investment for an indefinite period of time. The undersigned has been advised and is aware that: (a) there is no public market for the Shares and a public market for the Shares may not develop; (b) it may not be possible to liquidate the investment readily; and (c) the Shares have not been registered under the Securities Act of 1933 and applicable state law and an exemption from registration for resale may not be available.

(viii) All contacts and contracts between the undersigned and the Company regarding the offer and sale to him or her of Shares have been made within the state indicated below his signature on the signature page of this Subscription Agreement and the undersigned is a resident of such state.

(ix) The undersigned has relied solely upon the Offering Circular and independent investigations made by him or her or his or her representatives and advisors with respect to the Shares subscribed for herein, and no oral or written representations beyond the Offering Circular have been made to the undersigned or relied upon by the undersigned by the Company, its representatives or assigns, or any other person or entity.

(x) The undersigned agrees not to transfer or assign this subscription or any interest therein.

(xi) The undersigned hereby acknowledges and agrees that, except as may be specifically provided herein, the undersigned is not entitled to withdraw, terminate or revoke this subscription.

(xii) If the undersigned is a partnership, corporation, limited liability company or trust, it has been duly formed, is validly existing, has full power and authority to make this investment, and has not been formed for the specific purpose of investing in the Shares. This Subscription Agreement and all other documents executed in connection with this subscription for Shares are valid, binding and enforceable agreements of the undersigned.

(xiii) The undersigned meets any additional suitability standards and/or financial requirements that may be required in the jurisdiction in which he or she resides, or is purchasing in a fiduciary capacity for a person or account meeting such suitability standards and/or financial requirements, and is not a minor.

3. Escrow arrangements. Payment for the Shares shall be received by PrimeTrust LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company at least two days prior to the applicable closing, in the amount as set forth on the signature page hereto. Upon such closing, the Escrow Agent shall release such funds to the Company.

4. Issuer-Directed Offering; No Underwriter. The undersigned understands that the offering is being conducted by the Company directly (issuer-directed) and the Company has not engaged a selling agent such as an underwriter or placement agent. The undersigned acknowledges and agrees that Dalmore Group, LLC has been engaged to serve as an accommodating broker- dealer and to provide certain technology and transaction facilitation. Dalmore Group, LLC is not participating as an underwriter. The undersigned acknowledges that Dalmore Group, LLC has neither solicited your investment in the Company, recommended the Shares, provided any advice, including investment advice, nor is Dalmore Group, LLC distributing the Offering Circular or making any oral representations concerning the offering. Dalmore Group, LLC has not and will not conduct extensive due diligence of this offering and the undersigned should not rely on Dalmore Group, LLC 's involvement in this offering as any basis for a belief that it has done extensive due diligence.

5. Foreign Investors. If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents that he or she has satisfied himself or herself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. Valuation. The undersigned acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The undersigned further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that the undersigned's investment will bear a lower valuation.

7. Indemnification. The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker- dealers, placement agents, Shareholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein or made through www.equityforpunksusa.com, www.BrewDog.com and/or www.BankRoll.Ventures or otherwise being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 7 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. The undersigned hereby grants to the Company the right to setoff against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 7 of this Subscription Agreement.

8. Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he, she or it will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Shares.

9. Governing Law. This Subscription Agreement will be governed by and construed in accordance with the laws of the State of Ohio. The venue for any legal action under this Agreement will be in the proper forum in the County of Franklin, State of Ohio.

10. Acknowledgement of Risks Factors. The undersigned has carefully reviewed and thoroughly understands the risks associated with an investment in the Shares as described in the Offering Circular. The undersigned acknowledges that this investment entails significant risks.

The undersigned has (have) executed this Subscription Agreement on this ____  day of _______, 20____.

SUBSCRIBER

______________________________

Signature

_____________________________

(Print Name of Subscriber)

______________________________

(Street Address)

______________________________

(City, State and Zip Code)

______________________________

(Social Security or Tax Identification Number)

Number of Shares ___________________________

Dollar Amount of Shares (At $60.00 per Share) _______________________

SUBSCRIPTION ACCEPTED:

___________________________ DATE: ___________________________

Brew Dog USA, Inc.

By: Jason Block

Chief Executive Officer

__________________________________________________

EXHIBIT 1A-8A

ESCROW AGREEMENT

PRIMETRUST AND DALMORE GROUP, LLC

__________________________________________________

Escrow Services Agreement

This Escrow Services Agreement (this “Agreement”) is made and entered into as of April 27, 2020 by and between Prime Trust, LLC (“Prime Trust” or “Escrow Agent”), BrewDog USA, Inc. (the “Issuer”) and Dalmore Group, LLC (the “Broker”).

Recitals

WHEREAS, the Issuer proposes to offer for sale and sell securities to prospective investors (“Subscribers”), as disclosed in its offering materials, in a registered offering pursuant to the Securities Act of 1933, as amended, or exemption from registration (i.e. Regulation A+, D or S)  (the “Offering”), the equity, debt or other securities of the Issuer (the “Securities”) in the amount of at least $60 (the “Minimum Amount of the Offering”) and up to the maximum amount of $39,000,000 (the “Maximum Amount of the Offering”).

WHEREAS, Issuer has engaged Broker, a registered broker-dealer with the Securities Exchange Commission and member of the Financial Industry Regulatory Authority, to serve as placement agent or underwriter, as applicable, for the Offering.

WHEREAS, Issuer and Broker desire to establish an Escrow Account, in addition to the existing Escrow Account, in which funds received from Subscribers originated by Broker will be held during the Offering, subject to the terms and conditions of this Agreement.

WHEREAS, Prime Trust agrees to serve as third-party escrow agent for the Subscribers with respect to such Escrow Account (as defined below) in accordance with the terms and conditions set forth herein.

Agreement

NOW THEREFORE, in consideration for the mutual covenants, promises, agreements, representations, and warranties contained in this Agreement and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties herby agree as follows:

1.Establishment of Escrow Account. Prior to the Issuer initiating the Offering, and prior to the receipt of the first Subscriber funds, Escrow Agent shall establish a second account for the Issuer (the “Escrow Account”) solely for funds generated by subscribers initiated by Broker.  All parties agree to maintain the Escrow Account and Escrow Amount (as defined below) in a manner that is compliant with applicable banking and securities regulations. Escrow Agent shall be the sole administrator of the Escrow Account.

2.Escrow Period. The escrow period (“Escrow Period”) shall begin with the commencement of the Offering and shall terminate, in whole or in part, as applicable, upon the earlier to occur of the following:

a.The date upon which the Minimum Amount of the Offering is received, in bona fide transactions that are fully paid for with cleared funds, which is defined to occur when Escrow Agent has received gross proceeds of at least the Minimum Amount of the

Offering that have cleared in the Escrow Account and the Issuer and/or Broker instructed a partial or full closing on those funds.; or

b.May 10, 2020, if the Minimum Amount of the Offering has not been reached; or

c.The date upon which a determination is made by Issuer and/or their authorized representatives to terminate the Offering; or

d. Escrow Agent’s exercise of the termination rights specified in Section 8.

During the Escrow Period, the parties agree that (i) the Escrow Account and escrowed funds will be held for the benefit of the Subscribers, and that (ii) neither Issuer nor the Broker are entitled to any funds received into the Escrow Account, and that no amounts deposited into the Escrow Account shall become the property of Issuer, Broker or any third-party, or be subject to any debts, liens or encumbrances of any kind, until the contingency has been satisfied by the sale of the Minimum Amount of the Offering  to such Subscribers in bona fide transactions that are fully paid and cleared.

3.Deposits into the Escrow Account. All Subscribers will be directed by the Issuer and its agents to transmit their data and subscription amounts via Escrow Agent’s technology systems (“Issuer Dashboard”), directly to the Escrow Account to be held for the benefit of Subscribers in accordance with the terms of this Agreement and applicable regulations. All Subscribers will transfer funds directly to the Escrow Agent (with checks, if any, made payable to “Prime Trust, LLC as Escrow Agent for Investors in BrewDog USA Equity For Punks #3”) for deposit into the Escrow Account. Escrow Agent shall process all subscription amounts for collection through the banking system (except for virtual currencies), shall hold Escrow Amounts, and shall maintain an accounting of each such subscription amount posted to its ledger, which also sets forth, among other things, each Subscriber’s name and address, the quantity of Securities purchased, and the amount paid. All subscription amounts which have cleared the banking system, or in the case of virtual currencies are confirm as received, are hereinafter referred to as the “Escrow Amount”. No interest shall be paid to Issuer or Subscribers on balances in the Escrow Account. Issuer shall promptly, concurrent with any new or modified  subscription agreement (each a “Subscription Agreement”) and/or Offering materials, provide Escrow Agent with a copy of such revised documents and other information as may be reasonably requested by Escrow Agent which is necessary for the performance of its duties under this Agreement. Escrow Agent is under no duty or responsibility to enforce collection of any subscription amounts whether delivered to it or not hereunder. Issuer shall cooperate with Escrow Agent with clearing any and all AML and funds processing exceptions.

Funds Hold; Clearing, Settlement and Risk Management Policy: All parties agree that Subscriber funds are considered “cleared” as follows:

* Wires — 24 hours (one business day) following receipt of funds;
* Checks — 10 days following deposit of funds to the Escrow Account;
*ACH — 10 days following receipt of funds;

*Virtual currencies – upon receipt of coins/tokens or USD upon conversion, as agreed;

*Credit and Debit Cards – 24 hours (one business day) following receipt of funds.

For subscription amounts received through ACH transfers, Federal regulations provide Subscribers with the right to recall, cancel or otherwise dispute the transaction for a period of up to 60 days following the transactions. Similarly, subscription amounts processed by credit or debit card transactions are subject to recall, chargeback, cancellation or other dispute for a period of up to 180 days following the transaction. As an accommodation to the Issuer and Broker, subject to the terms of this Agreement, Escrow Agent shall make subscription amounts received through ACH fund transfers available starting 10 calendar days following receipt by Escrow Agent of the subscription amounts and 24 hours following receipt of funds for credit and debit card transactions. Notwithstanding the foregoing, all cleared subscription amounts remain subject to internal compliance review in accordance with internal procedures and applicable rules and regulations. Escrow Agent reserves the right to deny, suspend or terminate participation in the Escrow Account any Subscriber to the extent Escrow Agent, in its sole and absolute discretion, deems it advisable or necessary to comply with applicable laws or to eliminate practices that are not consistent with laws, rules, regulations or best practices. Prime Trust reserves the right to limit, suspend, restrict (including increasing clearing periods) or terminate the use of ACH, credit card and/or debit card transactions at its sole discretion. Without limiting the indemnification obligations under Section 11 of this Agreement, Issuer agrees that it will immediately indemnify, hold harmless and reimburse the Escrow Agent for any fees, costs or liability whatsoever resulting or arising from funds processing failures, including without limitation chargebacks, recalls or other disputes. Issuer acknowledges and agrees that the Escrow Agent shall not be responsible for or obligated to pursue collection of any funds from Subscribers.

4.Disbursements from the Escrow Account. In the event Escrow Agent does not receive the Minimum Amount of the Offering prior to the termination of the Escrow Period, Escrow Agent shall terminate the Escrow Account and make a full and prompt return of cleared funds to each Subscriber to the Offering.   In the event Escrow Agent receives cleared funds for at least the Minimum Amount of the Offering prior to the termination of the Escrow Period, and for any point thereafter and Escrow Agent receives a written instruction from Issuer and Broker (generally via notification on the Issuer Dashboard), Escrow Agent shall, pursuant to those instructions, make a disbursement to the Issuer from the Escrow Account. Issuer acknowledges that there is a 24-hour (one business day) processing time once a request has been received to disburse funds from the Escrow Account. Furthermore, Issuer directs Escrow Agent to accept instructions regarding fees from Broker, including other registered securities brokers in the syndicate, if any, or from the API integrated platform or portal through which this Offering is being conducted, if any.

5.Collection Procedure. Escrow Agent is hereby authorized, upon receipt of Subscriber funds, to promptly deposit them in the Escrow Account. Any Subscriber funds which fail to clear or are subsequently reversed, including but not limited to chargebacks, recalls or otherwise disputed, shall be debited to the Escrow Account, with such debits reflected on the Escrow Account ledger accessible via Escrow Agent’s API or Issuer Dashboard as a non-exclusive remedy. Any and all escrow fees paid by Issuer, including those for funds processing are non-refundable, regardless of whether ultimately cleared, failed, rescinded, returned or recalled. In the event of any Subscriber refunds, returns or recalls after funds have already been remitted to Issuer, Issuer and/or Broker hereby irrevocably agree to immediately and without delay or dispute send equivalent funds to Escrow Agent to cover such refunds, returns or recalls. If Issuer has any dispute or disagreement with its Subscriber then that is separate and apart from this Agreement and Issuer and/or Broker will address such matters directly with such Subscriber, including taking whatever actions Issuer and/or Broker determines appropriate, but Issuer and/or Broker shall regardless remit funds to Escrow Agent and not involve Escrow Agent in any such disputes.

6.Escrow Administration Fees, Compensation of Prime Trust. Escrow Agent is entitled to escrow administration fees from Issuer and/or Broker as set forth in Schedule A attached hereto and as displayed on the Issuer Dashboard. Escrow Agent fees  are not contingent in any way on the success or failure of the Offering, receipt of Subscriber funds, or transactions contemplated by this Agreement. No fees, charges or expense reimbursements of Escrow Agent are reimbursable, and are not subject to pro-rata analysis. All fees and charges, if not paid by a representative of Issuer (e.g. funding platform, lead syndicate broker, etc.), may be made via either Issuers credit/debit card or ACH information on file with Escrow Agent. Issuer shall at all times maintain appropriate funds in their account for the payment of escrow administration fees. Escrow Agent may also collect its fee(s), at its option, from any other account held by the Issuer at Prime Trust. It is acknowledged and agreed that no fees, reimbursement for costs and expenses, indemnification for any damages incurred by Issuer or Escrow Agent shall be paid out of or chargeable to the Escrow Amount.

7.Representations and Warranties. The Issuer and Broker each covenant and make the following representations and warranties to Escrow Agent:

a.It is duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

b.This Agreement and the transactions contemplated thereby have been duly approved by all necessary actions, including any necessary shareholder or membership approval, has been executed by its duly authorized officers, and constitutes a valid and binding agreement enforceable in accordance with its terms.

c.The execution, delivery, and performance of this Agreement is in accordance with the agreements related to the Offering and will not violate, conflict with, or cause a default under its articles of incorporation, bylaws, management agreement or other organizational document, as applicable, any applicable law, rule or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement, including the agreements related to the Offering, to which it is a party or any of its property is subject.

d.The Offering shall contain a statement that Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

e.No party other than the parties hereto has, or shall have, any lien, claim or security interest in the Escrow Amounts or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Amounts or any part thereof.

f.It possesses such valid and current licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct its respective businesses, and it has not received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such license, certificate, authorization or permit.

g.Its business activities are in no way related to Cannabis, gambling, pornography, or firearms.

h.The Offering complies in all material respects with the Act and all applicable laws, rules and regulations.

i.All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement of Escrow Amounts.

8.Term and Termination. This Agreement will remain in full force during the Escrow Period and shall terminate upon the following:

a.As set forth in Section 2.

b.Termination for Convenience. Any party may terminate this Agreement at any time for any reason by giving at least thirty (30) days’ written notice.

c.Escrow Agent’s Resignation. Escrow Agent may unilaterally resign at any time without prior notice by giving written notice to Issuer, whereupon Issuer will immediately appoint a successor escrow agent.

9.Binding Arbitration, Applicable Law, Venue, and Attorney’s Fees. This Agreement is governed by, and will be interpreted and enforced in accordance with, the laws of the State of Nevada, as applicable, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the American Arbitration Association, with venue in Clark County, Nevada. The parties consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. Furthermore, the prevailing party shall be entitled to recover damages plus reasonable attorney’s fees and costs and the decision of the arbitrator shall be final, binding and enforceable in any court.

10.Limited Capacity of Escrow Agent. This Agreement expressly and exclusively sets forth the duties of Escrow Agent with respect to any and all matters pertinent hereto, and no implied duties or obligations shall be read into this Agreement against Escrow Agent. Escrow Agent acts hereunder as an escrow agent only and is not associated, affiliated, or involved in the business decisions or business activities of Issuer, portal, or Subscriber. Escrow Agent is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness, or validity of the subject matter of this Agreement or any part thereof, or for the form of execution thereof, or for the identity or authority of any person executing or depositing such subject matter. Escrow Agent shall be under no duty to investigate or inquire as to the validity or accuracy of any document, agreement, instruction, or request furnished to it hereunder, including, without limitation, the authority or the identity of any signer thereof, believed by it to be genuine, and Escrow Agent may rely and act upon, and shall not be liable for acting or not acting upon, any such document, agreement, instruction, or request. Escrow Agent shall in no way be responsible for notifying, nor shall it be responsible to notify, any party thereto or any other party interested in this Agreement of any payment required or maturity occurring under this Agreement or under the terms of any instrument deposited herewith. Escrow Agent’s entire liability, and Broker and Issuer’s exclusive remedy, in any cause of action based on contract, tort, or otherwise in connection with any services furnished pursuant to this Agreement shall be limited to the total fees paid to Escrow Agent by Issuer. The Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.  Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any reasonable liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

11.Indemnity. Issuer agrees to defend, indemnify and hold Escrow Agent and its related entities, directors, employees, service providers, advertisers, affiliates, officers, agents, and partners and third-party service providers (collectively, “Escrow Agent Indemnified Parties”) harmless from and against any loss, liability, claim, or demand, including attorney’s fees (collectively “Expenses”), made by any third party due to or arising out of (i) this Agreement or a breach of any provision in this Agreement, or (ii) any change in regulation or law, state or federal, and the enforcement or prosecution of such as such authorities may apply to or against Issuer. This indemnity shall include, but is not limited to, all Expenses incurred in conjunction with any interpleader that Escrow Agent may enter into regarding this Agreement and/or third-party subpoena or discovery process that may be directed to Escrow Agent Indemnified Parties. It shall also include any action(s) by a governmental or trade association authority seeking to impose criminal or civil sanctions on any Escrow Agent Indemnified Parties based on a connection or alleged connection between this Agreement and Issuers business and/or associated persons. The defense, indemnification and hold harmless obligations will survive termination of this Agreement. Escrow Agent reserves the right to control the defense of any such claim or action and all negotiations for settlement or compromise, and to select or approve defense counsel, and Issuer agrees to fully cooperate with Escrow Agent in the defense of any such claim, action, settlement, or compromise negotiations.

12.Entire Agreement, Severability and Force Majeure. This Agreement contains the entire agreement between Issuer and Escrow Agent regarding the Escrow Account. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes.

13.Escrow Agent Compliance. Escrow Agent may, at its sole discretion, comply with any new, changed, or reinterpreted regulatory or legal rules, laws or regulations, law enforcement or prosecution policies, and any interpretations of any of the foregoing, and without necessity of notice, Escrow Agent may (i) modify either this Agreement or the Escrow Account, or both, to comply with or conform to such changes or interpretations or (ii) terminate this Agreement or the Escrow Account or both if, in the sole and absolute discretion of Escrow Agent, changes in law enforcement or prosecution policies (or enactment or issuance of new laws or regulations) applicable to the Issuer might expose Escrow Agent to a risk of criminal or civil prosecution, and/or of governmental or regulatory sanctions or forfeitures if Escrow Agent were to continue its performance under this Agreement. Furthermore, all parties agree that this Agreement shall continue in full force and be valid, unchanged and binding upon any successors of Escrow Agent. Changes to this Agreement will be sent to Issuer via email. Escrow Agent may act or refrain from acting in respect of any matter referred to in this Escrow Agreement in full reliance upon and by and with the advice of its legal counsel and shall be fully protected in so acting or in refraining from acting upon advice of counsel. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder, the Escrow Agent shall be entitled to (i) refrain from taking any action other than to keep safe the Escrow Amounts until directed otherwise by a court of competent jurisdiction or, (ii) interplead the Escrow Amount to a court of competent jurisdiction.

14.Waivers. No waiver by any party to this Agreement of any condition or breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained in this Agreement.

15.Notices. Any notice to Escrow Agent is to be sent to escrow@primetrust.com. Any notices to Issuer will be to equitypunksusa@brewdog.com and any notices to the Broker will be sent to etan@dalmorefg.com.

Any party may change their notice or email address giving notice thereof in accordance with this Paragraph. All notices hereunder shall be deemed given: (1) if served in person, when served; (2) if sent by facsimile or email, on the date of transmission if before 6:00 p.m. Eastern time, provided that a hard copy of such notice is also sent by either a nationally recognized overnight courier or by U.S. Mail, first class; (3) if by overnight courier, by a nationally recognized courier which has a system of providing evidence of delivery, on the first business day after delivery to the courier; or (4) if by U.S. Mail, on the third day after deposit in the mail, postage prepaid, certified mail, return receipt requested. Furthermore, all parties hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth above or as otherwise from time to time changed or updated in Issuer Dashboard, directly by the party changing such information, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients’ spam filters by the recipients email service provider or technology, or due to a recipients’ change of address, or due to technology issues by the recipients’ service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Issuer, including statements, and if such documents are desired then that party agrees to directly and personally print, at their own expense, the electronically-sent communication(s) or dashboard reports and maintaining such physical records in any manner or form that they desire.

16.Counterparts; Facsimile; Email; Signatures; Electronic Signatures. This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, and delivered by email in .pdf format, which shall be binding upon each signing party to the same extent as an original executed version hereof.

17.Substitute Form W–9:  Section 6109 of the Internal Revenue Code requires Issuer to provide the correct Taxpayer Identification Number (TIN). Under penalties of Perjury, Issuer certifies that: (1) the tax identification number provided to Escrow Agent is the correct taxpayer identification number and (2) Issuer is not subject to backup withholding because: (a) Issuer is exempt from backup withholding, or, (b) Issuer has not been notified by the Internal Revenue Service that it is subject to backup withholding.  Issuer agrees to immediately inform Escrow Agent in writing if it has been, or at any time in the future is, notified by the IRS that Issuer is subject to backup withholding.

18.Survival. Even after this Agreement is terminated, certain provisions will remain in effect, including but not limited to Sections 3, 4, 5, 9, 10, 11, 12 and 14 of this Agreement. Upon any termination, Escrow Agent shall be compensated for the services as of the date of the termination or removal.

19.Access. Escrow Agent, Broker and Issuer agree that Issuer’s counsel Kendall Almerico and issuer’s primary broker-dealer, Dalmore Group, LLC shall be given full access to the dashboard for this escrow account and will have full transparency as to any and all communications and transactions related to the escrow account and PrimeTrust’s services under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ISSUER:

BrewDog USA, Inc.

By:__________________

Name:__________________

Title:__________________

BROKER:

Dalmore Group, LLC

By:__________________

Name:__________________

Title:__________________

ESCROW AGENT:

Prime Trust, LLC

By:__________________

Name:__________________

Title:__________________

SCHEDULE A

ESCROW AGENT FEES

• ACH - Per Transaction - Incoming — $1.00

• ACH - Per Transaction - Outgoing — $1.00

• ACH Exception — $5.00

• AML Check — $2.00

• AML Check - International (CA) — $5.00

• AML Check - International (GB) — $5.00

• AML Check - International — $60.00

• Bad Actor Check — $45.00

• Bad Actor Check - International — $160.00

• Check - Stop Payment — $35.00

• Check Processing - Incoming — $10.00

• Check Processing - Outgoing — $10.00

• Disbursement Fee — $150.00

• Escrow Account — $25.00/month

• Escrow Setup — $500.00

• Escrow Termination — $150.00

• Wire Processing - Incoming (domestic) — $15.00

• Wire Processing - Incoming (international) — $35.00

• Wire Processing - Outgoing (domestic) — $15.00

• Wire Processing - Outgoing (international) — $35.00

Misc Administrative Services (not under contract, but which Escrow Agent agrees to perform at the request of Issuer only), $100 per hour.

Issuer Reconciliation and Cash Management Fee of 50 bps on all new funds in escrow each month, capped at $4,000 per month.

__________________________________________________

EXHIBIT 1A-8B

ESCROW AGREEMENT

PRIMETRUST AND START ENGINE PRIMARY

__________________________________________________

Escrow Services Agreement

This Escrow Services Agreement (this “Agreement”) is made and entered into as of April 27, 2020 by and between Prime Trust, LLC (“Prime Trust” or “Escrow Agent”), BrewDog USA, Inc. (the “Issuer”) and StartEngine Primary (the “Broker”).

Recitals

WHEREAS, the Issuer proposes to offer for sale and sell securities to prospective investors (“Subscribers”), as disclosed in its offering materials, in a registered offering pursuant to the Securities Act of 1933, as amended, or exemption from registration (i.e. Regulation A+, D or S)  (the “Offering”), the equity, debt or other securities of the Issuer (the “Securities”) in the amount of at least $60 (the “Minimum Amount of the Offering”) and up to the maximum amount of $39,000,000 (the “Maximum Amount of the Offering”).

WHEREAS, Issuer has engaged Broker, a registered broker-dealer with the Securities Exchange Commission and member of the Financial Industry Regulatory Authority, to serve as placement agent or underwriter, as applicable, for the Offering.

WHEREAS, Issuer and Broker desire to establish an Escrow Account, in addition to the existing Escrow Account, in which funds received from Subscribers originated by Broker will be held during the Offering, subject to the terms and conditions of this Agreement.

WHEREAS, Prime Trust agrees to serve as third-party escrow agent for the Subscribers with respect to such Escrow Account (as defined below) in accordance with the terms and conditions set forth herein.

Agreement

NOW THEREFORE, in consideration for the mutual covenants, promises, agreements, representations, and warranties contained in this Agreement and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties herby agree as follows:

20.Establishment of Escrow Account. Prior to the Issuer initiating the Offering, and prior to the receipt of the first Subscriber funds, Escrow Agent shall establish a second account for the Issuer (the “Escrow Account”) solely for funds generated by subscribers initiated by Broker.  All parties agree to maintain the Escrow Account and Escrow Amount (as defined below) in a manner that is compliant with applicable banking and securities regulations. Escrow Agent shall be the sole administrator of the Escrow Account.

21.Escrow Period. The escrow period (“Escrow Period”) shall begin with the commencement of the Offering and shall terminate, in whole or in part, as applicable, upon the earlier to occur of the following:

a.The date upon which the Minimum Amount of the Offering is received, in bona fide transactions that are fully paid for with cleared funds, which is defined to occur when Escrow Agent has received gross proceeds of at least the Minimum Amount of the Offering that have cleared in the Escrow Account and the Issuer and/or Broker instructed a partial or full closing on those funds.; or

b.May 10, 2020, if the Minimum Amount of the Offering has not been reached; or

c.The date upon which a determination is made by Issuer and/or their authorized representatives to terminate the Offering; or

d. Escrow Agent’s exercise of the termination rights specified in Section 8.

During the Escrow Period, the parties agree that (i) the Escrow Account and escrowed funds will be held for the benefit of the Subscribers, and that (ii) neither Issuer nor the Broker are entitled to any funds received into the Escrow Account, and that no amounts deposited into the Escrow Account shall become the property of Issuer, Broker or any third-party, or be subject to any debts, liens or encumbrances of any kind, until the contingency has been satisfied by the sale of the Minimum Amount of the Offering  to such Subscribers in bona fide transactions that are fully paid and cleared.

22.Deposits into the Escrow Account. All Subscribers will be directed by the Issuer and its agents to transmit their data and subscription amounts via Escrow Agent’s technology systems (“Issuer Dashboard”), directly to the Escrow Account to be held for the benefit of Subscribers in accordance with the terms of this Agreement and applicable regulations. All Subscribers will transfer funds directly to the Escrow Agent (with checks, if any, made payable to “Prime Trust, LLC as Escrow Agent for Investors in BrewDog USA Equity For Punks #3”) for deposit into the Escrow Account. Escrow Agent shall process all subscription amounts for collection through the banking system (except for virtual currencies), shall hold Escrow Amounts, and shall maintain an accounting of each such subscription amount posted to its ledger, which also sets forth, among other things, each Subscriber’s name and address, the quantity of Securities purchased, and the amount paid. All subscription amounts which have cleared the banking system, or in the case of virtual currencies are confirm as received, are hereinafter referred to as the “Escrow Amount”. No interest shall be paid to Issuer or Subscribers on balances in the Escrow Account. Issuer shall promptly, concurrent with any new or modified  subscription agreement (each a “Subscription Agreement”) and/or Offering materials, provide Escrow Agent with a copy of such revised documents and other information as may be reasonably requested by Escrow Agent which is necessary for the performance of its duties under this Agreement. Escrow Agent is under no duty or responsibility to enforce collection of any subscription amounts whether delivered to it or not hereunder. Issuer shall cooperate with Escrow Agent with clearing any and all AML and funds processing exceptions.

Funds Hold; Clearing, Settlement and Risk Management Policy: All parties agree that Subscriber funds are considered “cleared” as follows:

* Wires — 24 hours (one business day) following receipt of funds;
* Checks — 10 days following deposit of funds to the Escrow Account;
*ACH — 10 days following receipt of funds;

*Virtual currencies – upon receipt of coins/tokens or USD upon conversion, as agreed;

*Credit and Debit Cards – 24 hours (one business day) following receipt of funds.

For subscription amounts received through ACH transfers, Federal regulations provide Subscribers with the right to recall, cancel or otherwise dispute the transaction for a period of up to 60 days following the transactions. Similarly, subscription amounts processed by credit or debit card transactions are subject to recall, chargeback, cancellation or other dispute for a period of up to 180 days following the transaction. As an accommodation to the Issuer and Broker, subject to the terms of this Agreement, Escrow Agent shall make subscription amounts received through ACH fund transfers available starting 10 calendar days following receipt by Escrow Agent of the subscription amounts and 24 hours following receipt of funds for credit and debit card transactions. Notwithstanding the foregoing, all cleared subscription amounts remain subject to internal compliance review in accordance with internal procedures and applicable rules and regulations. Escrow Agent reserves the right to deny, suspend or terminate participation in the Escrow Account any Subscriber to the extent Escrow Agent, in its sole and absolute discretion, deems it advisable or necessary to comply with applicable laws or to eliminate practices that are not consistent with laws, rules, regulations or best practices. Prime Trust reserves the right to limit, suspend, restrict (including increasing clearing periods) or terminate the use of ACH, credit card and/or debit card transactions at its sole discretion. Without limiting the indemnification obligations under Section 11 of this Agreement, Issuer agrees that it will immediately indemnify, hold harmless and reimburse the Escrow Agent for any fees, costs or liability whatsoever resulting or arising from funds processing failures, including without limitation chargebacks, recalls or other disputes. Issuer acknowledges and agrees that the Escrow Agent shall not be responsible for or obligated to pursue collection of any funds from Subscribers.

23.Disbursements from the Escrow Account. In the event Escrow Agent does not receive the Minimum Amount of the Offering prior to the termination of the Escrow Period, Escrow Agent shall terminate the Escrow Account and make a full and prompt return of cleared funds to each Subscriber to the Offering.   In the event Escrow Agent receives cleared funds for at least the Minimum Amount of the Offering prior to the termination of the Escrow Period, and for any point thereafter and Escrow Agent receives a written instruction from Issuer and Broker (generally via notification on the Issuer Dashboard), Escrow Agent shall, pursuant to those instructions, make a disbursement to the Issuer from the Escrow Account. Issuer acknowledges that there is a 24-hour (one business day) processing time once a request has been received to disburse funds from the Escrow Account. Furthermore, Issuer directs Escrow Agent to accept instructions regarding fees from Broker, including other registered securities brokers in the syndicate, if any, or from the API integrated platform or portal through which this Offering is being conducted, if any.

24.Collection Procedure. Escrow Agent is hereby authorized, upon receipt of Subscriber funds, to promptly deposit them in the Escrow Account. Any Subscriber funds which fail to clear or are subsequently reversed, including but not limited to chargebacks, recalls or otherwise disputed, shall be debited to the Escrow Account, with such debits reflected on the Escrow Account ledger accessible via Escrow Agent’s API or Issuer Dashboard as a non-exclusive remedy. Any and all escrow fees paid by Issuer, including those for funds processing are non-refundable, regardless of whether ultimately cleared, failed, rescinded, returned or recalled. In the event of any Subscriber refunds, returns or recalls after funds have already been remitted to Issuer, Issuer and/or Broker hereby irrevocably agree to immediately and without delay or dispute send equivalent funds to Escrow Agent to cover such refunds, returns or recalls. If Issuer has any dispute or disagreement with its Subscriber then that is separate and apart from this Agreement and Issuer and/or Broker will address such matters directly with such Subscriber, including taking whatever actions Issuer and/or Broker determines appropriate, but Issuer and/or Broker shall regardless remit funds to Escrow Agent and not involve Escrow Agent in any such disputes.

25.Escrow Administration Fees, Compensation of Prime Trust. Escrow Agent is entitled to escrow administration fees from Issuer and/or Broker as set forth in Schedule A attached hereto and as displayed on the Issuer Dashboard. Escrow Agent fees are not contingent in any way on the success or failure of the Offering, receipt of Subscriber funds, or transactions contemplated by this Agreement. No fees, charges or expense reimbursements of Escrow Agent are reimbursable, and are not subject to pro-rata analysis. All fees and charges, if not paid by a representative of Issuer (e.g. funding platform, lead syndicate broker, etc.), may be made via either Issuers credit/debit card or ACH information on file with Escrow Agent. Issuer shall at all times maintain appropriate funds in their account for the payment of escrow administration fees. Escrow Agent may also collect its fee(s), at its option, from any other account held by the Issuer at Prime Trust. It is acknowledged and agreed that no fees, reimbursement for costs and expenses, indemnification for any damages incurred by Issuer or Escrow Agent shall be paid out of or chargeable to the Escrow Amount.

26.Representations and Warranties. The Issuer and Broker each covenant and make the following representations and warranties to Escrow Agent:

a.It is duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

b.This Agreement and the transactions contemplated thereby have been duly approved by all necessary actions, including any necessary shareholder or membership approval, has been executed by its duly authorized officers, and constitutes a valid and binding agreement enforceable in accordance with its terms.

c.The execution, delivery, and performance of this Agreement is in accordance with the agreements related to the Offering and will not violate, conflict with, or cause a default under its articles of incorporation, bylaws, management agreement or other organizational document, as applicable, any applicable law, rule or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement, including the agreements related to the Offering, to which it is a party or any of its property is subject.

d.The Offering shall contain a statement that Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

e.No party other than the parties hereto has, or shall have, any lien, claim or security interest in the Escrow Amounts or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Amounts or any part thereof.

f.It possesses such valid and current licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct its respective businesses, and it has not received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such license, certificate, authorization or permit.

g.Its business activities are in no way related to Cannabis, gambling, pornography, or firearms.

h.The Offering complies in all material respects with the Act and all applicable laws, rules and regulations.

i.All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement of Escrow Amounts.

27.Term and Termination. This Agreement will remain in full force during the Escrow Period and shall terminate upon the following:

a.As set forth in Section 2.

b.Termination for Convenience. Any party may terminate this Agreement at any time for any reason by giving at least thirty (30) days’ written notice.

c.Escrow Agent’s Resignation. Escrow Agent may unilaterally resign at any time without prior notice by giving written notice to Issuer, whereupon Issuer will immediately appoint a successor escrow agent.

28.Binding Arbitration, Applicable Law, Venue, and Attorney’s Fees. This Agreement is governed by, and will be interpreted and enforced in accordance with, the laws of the State of Nevada, as applicable, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the American Arbitration Association, with venue in Clark County, Nevada. The parties consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. Furthermore, the prevailing party shall be entitled to recover damages plus reasonable attorney’s fees and costs and the decision of the arbitrator shall be final, binding and enforceable in any court.

29.Limited Capacity of Escrow Agent. This Agreement expressly and exclusively sets forth the duties of Escrow Agent with respect to any and all matters pertinent hereto, and no implied duties or obligations shall be read into this Agreement against Escrow Agent. Escrow Agent acts hereunder as an escrow agent only and is not associated, affiliated, or involved in the business decisions or business activities of Issuer, portal, or Subscriber. Escrow Agent is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness, or validity of the subject matter of this Agreement or any part thereof, or for the form of execution thereof, or for the identity or authority of any person executing or depositing such subject matter. Escrow Agent shall be under no duty to investigate or inquire as to the validity or accuracy of any document, agreement, instruction, or request furnished to it hereunder, including, without limitation, the authority or the identity of any signer thereof, believed by it to be genuine, and Escrow Agent may rely and act upon, and shall not be liable for acting or not acting upon, any such document, agreement, instruction, or request. Escrow Agent shall in no way be responsible for notifying, nor shall it be responsible to notify, any party thereto or any other party interested in this Agreement of any payment required or maturity occurring under this Agreement or under the terms of any instrument deposited herewith. Escrow Agent’s entire liability, and Broker and Issuer’s exclusive remedy, in any cause of action based on contract, tort, or otherwise in connection with any services furnished pursuant to this Agreement shall be limited to the total fees paid to Escrow Agent by Issuer. The Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.  Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any reasonable liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

30.Indemnity. Issuer agrees to defend, indemnify and hold Escrow Agent and its related entities, directors, employees, service providers, advertisers, affiliates, officers, agents, and partners and third-party service providers (collectively, “Escrow Agent Indemnified Parties”) harmless from and against any loss, liability, claim, or demand, including attorney’s fees (collectively “Expenses”), made by any third party due to or arising out of (i) this Agreement or a breach of any provision in this Agreement, or (ii) any change in regulation or law, state or federal, and the enforcement or prosecution of such as such authorities may apply to or against Issuer. This indemnity shall include, but is not limited to, all Expenses incurred in conjunction with any interpleader that Escrow Agent may enter into regarding this Agreement and/or third-party subpoena or discovery process that may be directed to Escrow Agent Indemnified Parties. It shall also include any action(s) by a governmental or trade association authority seeking to impose criminal or civil sanctions on any Escrow Agent Indemnified Parties based on a connection or alleged connection between this Agreement and Issuers business and/or associated persons. The defense, indemnification and hold harmless obligations will survive termination of this Agreement. Escrow Agent reserves the right to control the defense of any such claim or action and all negotiations for settlement or compromise, and to select or approve defense counsel, and Issuer agrees to fully cooperate with Escrow Agent in the defense of any such claim, action, settlement, or compromise negotiations.

31.Entire Agreement, Severability and Force Majeure. This Agreement contains the entire agreement between Issuer and Escrow Agent regarding the Escrow Account. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes.

32.Escrow Agent Compliance. Escrow Agent may, at its sole discretion, comply with any new, changed, or reinterpreted regulatory or legal rules, laws or regulations, law enforcement or prosecution policies, and any interpretations of any of the foregoing, and without necessity of notice, Escrow Agent may (i) modify either this Agreement or the Escrow Account, or both, to comply with or conform to such changes or interpretations or (ii) terminate this Agreement or the

Escrow Account or both if, in the sole and absolute discretion of Escrow Agent, changes in law enforcement or prosecution policies (or enactment or issuance of new laws or regulations) applicable to the Issuer might expose Escrow Agent to a risk of criminal or civil prosecution, and/or of governmental or regulatory sanctions or forfeitures if Escrow Agent were to continue its performance under this Agreement. Furthermore, all parties agree that this Agreement shall continue in full force and be valid, unchanged and binding upon any successors of Escrow Agent. Changes to this Agreement will be sent to Issuer via email. Escrow Agent may act or refrain from acting in respect of any matter referred to in this Escrow Agreement in full reliance upon and by and with the advice of its legal counsel and shall be fully protected in so acting or in refraining from acting upon advice of counsel. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder, the Escrow Agent shall be entitled to (i) refrain from taking any action other than to keep safe the Escrow Amounts until directed otherwise by a court of competent jurisdiction or, (ii) interplead the Escrow Amount to a court of competent jurisdiction.

33.Waivers. No waiver by any party to this Agreement of any condition or breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained in this Agreement.

34.Notices. Any notice to Escrow Agent is to be sent to escrow@primetrust.com. Any notices to Issuer will be to equitypunksusa@brewdog.com and any notices to the Broker will be sent to etan@dalmorefg.com.

Any party may change their notice or email address giving notice thereof in accordance with this Paragraph. All notices hereunder shall be deemed given: (1) if served in person, when served; (2) if sent by facsimile or email, on the date of transmission if before 6:00 p.m. Eastern time, provided that a hard copy of such notice is also sent by either a nationally recognized overnight courier or by U.S. Mail, first class; (3) if by overnight courier, by a nationally recognized courier which has a system of providing evidence of delivery, on the first business day after delivery to the courier; or (4) if by U.S. Mail, on the third day after deposit in the mail, postage prepaid, certified mail, return receipt requested. Furthermore, all parties hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth above or as otherwise from time to time changed or updated in Issuer Dashboard, directly by the party changing such information, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients’ spam filters by the recipients email service provider or technology, or due to a recipients’ change of address, or due to technology issues by the recipients’ service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Issuer, including statements, and if such documents are desired then that party agrees to directly and personally print, at their own expense, the electronically-sent communication(s) or dashboard reports and maintaining such physical records in any manner or form that they desire.

35.Counterparts; Facsimile; Email; Signatures; Electronic Signatures. This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, and delivered by email in .pdf format, which shall be binding upon each signing party to the same extent as an original executed version hereof.

36.Substitute Form W–9:  Section 6109 of the Internal Revenue Code requires Issuer to provide the correct Taxpayer Identification Number (TIN). Under penalties of Perjury, Issuer certifies that: (1) the tax identification number provided to Escrow Agent is the correct taxpayer identification number and (2) Issuer is not subject to backup withholding because: (a) Issuer is exempt from backup withholding, or, (b) Issuer has not been notified by the Internal Revenue Service that it is subject to backup withholding.  Issuer agrees to immediately inform Escrow Agent in writing if it has been, or at any time in the future is, notified by the IRS that Issuer is subject to backup withholding.

37.Survival. Even after this Agreement is terminated, certain provisions will remain in effect, including but not limited to Sections 3, 4, 5, 9, 10, 11, 12 and 14 of this Agreement. Upon any termination, Escrow Agent shall be compensated for the services as of the date of the termination or removal.

38.Access. Escrow Agent, Broker and Issuer agree that Issuer’s counsel Kendall Almerico and issuer’s primary broker-dealer, Dalmore Group, LLC shall be given full access to the dashboard for this escrow account and will have full transparency as to any and all communications and transactions related to the escrow account and PrimeTrust’s services under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ISSUER:

BrewDog USA, Inc.

By:__________________

Name:__________________

Title:__________________

BROKER:

StartEngine Primary

By:__________________

Name:__________________

Title:__________________

ESCROW AGENT:

Prime Trust, LLC

By:__________________

Name:__________________

Title:__________________

SCHEDULE A

ESCROW AGENT FEES

• ACH - Per Transaction - Incoming — $1.00

• ACH - Per Transaction - Outgoing — $1.00

• ACH Exception — $5.00

• AML Check — $2.00

• AML Check - International (CA) — $5.00

• AML Check - International (GB) — $5.00

• AML Check - International — $60.00

• Bad Actor Check — $45.00

• Bad Actor Check - International — $160.00

• Check - Stop Payment — $35.00

• Check Processing - Incoming — $10.00

• Check Processing - Outgoing — $10.00

• Disbursement Fee — $150.00

• Escrow Account — $25.00/month

• Escrow Setup — $500.00

• Escrow Termination — $150.00

• Wire Processing - Incoming (domestic) — $15.00

• Wire Processing - Incoming (international) — $35.00

• Wire Processing - Outgoing (domestic) — $15.00

• Wire Processing - Outgoing (international) — $35.00

Misc Administrative Services (not under contract, but which Escrow Agent agrees to perform at the request of Issuer only), $100 per hour.

Issuer Reconciliation and Cash Management Fee of 50 bps on all new funds in escrow each month, capped at $4,000 per month.